FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

EXPLANATORY NOTE

This Amendment No. 1 to the Interim Financial Statements on Form 6-K amends the Form as filed on May 14th, 2018 (the “Original Form 6-K”) solely to correct an error on the “a) Foreign exchange risk” table under note “26. Financial instruments—Market Risk”, which has been corrected on this Amendment No. 1. No other changes have been made to the Original Form 6-K.

1Q18 Earnings Release

São Paulo, May 11, 2018 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ and B3: CZLT33) announces today its results for the first quarter (January, February and March) of 2018 (1Q18). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 1Q18 and 1Q17, except where indicated differently.

Summary of Financial Information

Executive Summary—Cosan Pro forma¹	1Q18	1Q17	Chg.%	4Q17	Chg.%
BRL mln	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Oct-Dec)	1Q18/4Q17
Net Revenue	14,912.2	12,742.7	17.0%	14,717.2	1.3%
Gross profit	1,801.3	1,642.4	9.7%	1,911.2	-5.7%
EBIT	1,019.7	729.2	39.8%	1,904.0	-46.4%
EBITDA[2]	1,828.3	1,458.8	25.3%	2,879.0	-36.5%
Adjusted EBITDA[3]	1,949.1	1,668.6	16.8%	1,895.1	2.8%
Net Income	106.3	21.1	n/a	326.6	-67.4%
Adjusted Net Income (Loss)	154.0	48.3	n/a	(203.3)	n/a

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia.

Note 2: As of 1Q18, EBITDA excludes asset amortization arising from contracts with clients at Raízen Combustíveis.

Note 3: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S/A, as detailed in its earnings release.

Message from the CEO

Have we been too optimistic? Uncertainties related to upcoming elections are higher in view of rising number of viable candidates. Global environment seems less benign on emerging economies in view of higher likelihood of interest hikes to curb inflation in US, calling for stronger dollar. Nevertheless, Brazil keeps on moving forward with improving economic environment, inflation under control and interest rates at record lows. In turn, unemployment rates remained stable during first quarter and pace of industrial activity recovery slowed down a bit. We took a more careful approach when setting our goals and guidance for 2018. We therefore remain confident in achieving them.

Our portfolio continues to deliver EBITDA growth across the board. Raízen Combustíveis consistent strategy proved successful in a quarter were volumes lagged behind market expectations. Meanwhile, acquisition of Shell downstream business in Argentina was announced broadening growth and synergy opportunities in fuel distribution. Raízen Energia closed 2017/18 crop year delivering adjusted EBITDA growth with higher crushing volumes, on the back of continued focus on operational efficiency and successful commercialization strategy. Sugar prices remain a challenge but commitment to sound returns regardless remains unchanged. Comgás keeps on benefiting from higher industrial activity while focusing on expanding connections in residential and commercial higher-margin segments. Moove’s international expansion continues to support improving results beyond stronger sales in Brasil. And Rumo delivered impressive EBITDA this quarter. New built capacity allowed hauling seasonally stronger volumes while diluting fixed costs further, resulting in margin expansion. We remain focused on operational excellence and cost optimization across all businesses as we gradually move into a more constructive economic environment in Brasil.

We reinforce our commitment to allocating capital to unlock value primarily within our existing portfolio. Leverage decreased this quarter—CZZ Net Debt/Proforma EBITDA reached 2.1x (including Rumo). Cosan S.A. net debt/EBITDA reached 1.5x by the end of 1Q18, due to strong operational performance, end-of-crop free cash generation at Raízen Energia and cash inflow from credit sales booked in 4Q17. Rumo maintained its 2.6x score in line with plan. All our companies are well capitalized and prepared to support strategy while CZZ continued to outperform underlying portfolio during 1Q18.

2018 has just begun and uncertainty remains. For us, however, so far so good.

Marcos Marinho Lutz

CZZ’s CEO

Investor Relations
E-mail: ri@cosan.com.br Tel: +55 11 3897-9797 Website: ri.cosanlimited.com

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COSAN LIMITED	Earnings Release
1st Quarter of 2018

Business Units

Cosan S/A (B3: CSAN3) and Cosan Logística S/A (B3: RLOG3), companies controlled by the Company, reported its results in May 10, 2018 and May 08, 2018, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

•	Cosan S/A (CSAN3): http:/ri.cosan.com.br

•	Cosan Logística (RLOG3 e RAIL3): http://ri.rumolog.com

Cosan S/A and Cosan Logística S/A business units that compose Cosan Limited and interest in each reportable segment are shown below:

• Cosan S.A. (CSAN3) (57.9%)
Raízen Combustíveis (50%)	Fuel Distribution
Raízen Energia (50%)	Sugar, Ethanol and Cogeneration
Comgás (79.9%)	Natural Gas Distribution
Moove (100%)	Lubricants, Basic Oils and Specialties
Cosan Corporativo (100%)	Corporate Structure and Other Investments
• Cosan Logística S.A. (RLOG3) (72.3%)
Rumo S.A. (RAIL3) (28.4%)	Logistics Operator

Executive Summary 1Q18

Cosan S.A. (CSAN3):

Cosan S/A Proforma: Adjusted EBITDA reached R$ 1.3 billion in 1Q18 (11%). Continued operational improvements across all businesses, combined with lower leverage, led adjusted Net income to reach R$ 361 million (+55). Raízen Combustíveis consistent commercial and supply strategies combined with solid relationship with its retail network continue to support differentiated performance compared to market. Raízen Energia concluded 2017/18 crop year with EBITDA expansion despite less favorable commodity prices. Higher industrial activity continues to boost Comgás volumes, while growth strategy remains focused on connection of new residential and commercial customers, supporting another strong quarter. Moove sales volumes continue to increase in Brazil and international operations. Leverage ratio (net debt / pro forma EBITDA) decreased to 1.5x at the end of the period and free cash flow (FCFE) reached R$1.8 billion, including the R$1.3 billion cash inflow from credit rights sale booked in 4T17.

Raízen Combustíveis: Adjusted EBITDA totaled R$732 million in 1Q18 (+7%), driven by higher volume sold and supply strategy. Sales volume grew 3% year-over-year versus 1Q17, again outperforming the industry average, as a result of focus on our expansion strategy and a sustainable relationship with the Shell-branded service stations network. Diesel and aviation fuel were main highlights posting 6% and 8% yearly growth, respectively, both leveraging on higher economic activity. In Otto cycle, the volume sold in 1Q18 was in line year-over-year (-3% in gasoline-equivalent), following the market trend of a slower recovery of this segment.

Raízen Energia: Adjusted EBITDA in 1Q18 was R$1.0 billion (+8%), boosted by higher sales of all products and higher share of own production in sales mix. Crushing in 2017/18 crop year reached 61.2 million tons of sugar cane (+3%); of which 500 thousand tons were crushed in March 2018. Sugarcane productivity came to 9.8 Kg of TRS/hectare (-5%), an effect of lower rain concentration in the period. However, sugar equivalent production was 6% higher than for the previous crop, and production mix was 55% (57% in 2016/17 crop), reflecting a continued profitability analysis per product. Adjusted EBITDA for the 2017/18 crop totaled R$4.1 billion (+11% versus 2016/17 crop), on the back of higher product sales, especially in ethanol and bioenergy.

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COSAN LIMITED	Earnings Release
1st Quarter of 2018

Comgás: EBITDA, normalized by regulatory current account effect, increased 14% and came at R$437 million in 1Q18, impacted by the higher volume sold and margins inflation correction in May 2017. In the industrial segment, sales came in 6% higher than 1Q17 and in line with economic activity’s gradual recovery. New connections combined with lower average temperature supported 18% volume expansion in residential segments. In commercial segment, client additions along with higher unit consumption led to 10% higher sales volumes.

Moove: 1Q18 EBITDA reached R$ 51 million (+19%), due to higher lubricant sales volume in all the markets in which the company operates, with a better mix of products sold and expansion of international operations.

Cosan Logística S.A. (RLOG3):

Rumo’s EBITDA reached R$ 650 million in 1Q18, up 32% year-on-year, in view of 18% higher volumes transported and cost efficiency supporting (6p.p.) EBITDA margin expansion to 47%. Transported volumes reached 11.8 billion RTK on higher agricultural and industrial volumes and beginning of cellulose transportation by Northern Operation. Soybean and corn carryover inventories boosted volumes in January. From February on this year’s record soybean crop began to flow through Rumo’s higher capacity availability resulting from execution of business plan. Market share in Santos Port was 48% in 1T18. Lower fuel consumption (-5% liters/GKB) and stable fixed costs despite higher volumes explain EBITDA margin expansion. Rumo closed 1T18 with stable broad net debt/LTM EBITDA of 2.6x. The issuance of USD 500 million 7-year- bond early 2018 below 6% yield, combined with down payment of expensive debt and lower interest rates helped reduce overall cost of debt. Updated scenario for 2017/2018 grains crops remains encouraging while international soybean prices remain supported by crop setbacks in Argentina and stronger USD.

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center.

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COSAN LIMITED	Earnings Release
1st Quarter of 2018

Main Operational and Financial Metrics

Raízen Combustíveis

	1Q18	1Q17	Chg.%	4Q17	Chg.%
	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Oct-Dec)	1Q18/4Q17
Otto Cycle Volume (Gasoline+ Ethanol) (‘000 cbm)	2,889	2,900	0%	3,078	-6%
Gasoline Equivalent[4] Volume (‘000 cbm)	2,663	2,755	-3%	2,840	-6%
Diesel Volume (‘000 cbm)	2,787	2,625	6%	2,885	-3%
Adjusted EBITDA Margin[5] (BRL/cbm)	116	111	4%	123	-5%
Adjusted EBIT[5] (BRL/cbm)	90	87	3%	99	-10%

Note 4: Sum of gasoline and ethanol volumes, adjusted by the energy coefficient of 0,7221.

Note 5: Excludes asset sale and other non-recurring items. From 1Q18 onwards includes asset amortization arising from contracts with clients.

Raízen Energia

	1Q18	1Q17	Chg.%	2017/18	2016/17	Var.%
Indicators	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Jan-Mar)	(Jan-Mar)	17/18x16/17
Sugarcane Crushed (mln mt)	0.5	—	n/a	61.2	59.4	3%
TRS/ha	7.4	8.2	-10%	9.8	10.3	-5%
Sugar/Ethanol Production Mix	18% x 82%	n/a	n/a	55% x 45%	57% x 43%	n/a
Adjusted EBITDA[6] (BRL mln)	999.8	925.6	8%	4,089.1	3,693.5	11%
Adjusted EBIT6/TRS sold (BRL/ton)	118.7	214.8	-45%	156.4	181.3	-14%

Note 6: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Comgás

	1Q18	1Q17	Chg.%	4Q17	Chg.%
	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Oct-Dec)	1Q18/4Q17
Total Sales Volume (cbm) Ex-Thermal	1,072	1,008	6%	1,089	-2%
Normalized EBITDA[7] (BRL mln)	437	384	14%	416	5%
IFRS EBITDA (BRL mln)	374	313	19%	375	0%

Note 7: Includes the effect from the regulatory Current Account.

Moove

	1Q18	1Q17	Chg.%	4Q17	Chg.%
	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Oct-Dec)	1Q18/4Q17
Total Sales Volume[8] (‘000 cbm)	88	81	8%	81	9%
EBITDA (BRL mln)	51	43	19%	34	51%

Note 8: Considering the volume sold of lubricants and base oil.

Rumo

Operating and Financial Performance Index	1Q17	1Q18	Chg. %
Consolidated
Operating ratio	83%	77%	-7.3%
Diesel Consumption (liters/ ‘000 GTK)	4.6	4.4	-4.6%
Rail accidents (Accidents /Km)	15.5	14.2	-8.4%
Personal Accidents (Accidents /MM MHW)	0.6	0.3	-44.1%
North Operation
Total transported volume (RTK million)	7.1	8.3	16.9%
Cycle time grains – Rondonópolis (MT) – Port of Santos (SP)	10.2	9.9	-3.5%
South Operation
Total transported volume (RTK million)	2.6	3.1	18.5%
Cycle time grains – North of Paraná – South ports (PR / SC)	7.6	7.6	0.2%

Note 9: Operating Ratio calculation considers proportional allocation of part of 4Q16 depreciation in prior quarters from the same year.

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COSAN LIMITED	Earnings Release
1st Quarter of 2018

Cosan Consolidated Results

The following table provides a breakdown of the 1Q18 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S/A Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit[10] 1Q18	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S/A Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	19,495.0	4,512.9	1,430.9	724.6	0.4	(24,007.9)	0.0	2,155.9	1,396.7	(0.0)	(9.1)	3,543.4
Cost of Goods and Services Sold	(18,521.7)	(3,945.1)	(942.4)	(578.5)	(0.1)	22,466.7	(0.0)	(1,521.1)	(1,000.7)	—	9.1	(2,512.7)
Gross Profit	973.3	567.9	488.4	146.1	0.3	(1,541.2)	—	634.8	396.0	(0.0)	—	1,030.7
Gross Margin (%)	5.0%	12.6%	34.1%	20.2%	65.0%	6.4%	0.0%	29.4%	28.4%	n/a	—	29.1%
Selling Expenses	(345.1)	(155.1)	(154.5)	(86.8)	0.0	500.2	—	(241.2)	(3.8)	—	—	(245.1)
General and Administrative Expenses	(135.3)	(173.4)	(76.8)	(22.6)	(29.4)	308.7	—	(128.8)	(69.6)	(14.9)	—	(213.4)
Other Operating Income (Expenses)	99.4	108.5	(0.3)	(1.1)	(16.9)	(207.8)	—	(18.3)	(4.4)	—	—	(22.7)
Equity Pick-up	—	(4.2)	—	(5.1)	438.5	4.2	(140.0)	293.5	1.4	187.1	(187.1)	294.8
Depreciation and Amortization	70.2	611.6	117.4	20.9	3.8	(681.8)	—	142.1	331.1	0.1	—	473.3
EBITDA	662.4	955.3	374.4	51.3	396.3	(1,617.7)	(140.0)	682.0	650.6	172.3	(187.1)	1,317.8
EBITDA Margin (%)	3.4%	21.2%	26.2%	7.1%	n/a	6.7%	n/a	31.6%	46.6%	n/a	n/a	37.2%
Financial result	(72.4)	(36.3)	(21.6)	(9.0)	(76.8)	108.7	—	(107.5)	(348.8)	(59.8)	(4.6)	(520.7)
Income and Social Contribution Taxes	(142.9)	(72.4)	(76.3)	(8.5)	30.1	215.2	—	(54.8)	(28.4)	(1.5)	1.6	(83.1)
Non-controlling Interest	(15.2)	(0.0)	—	—	—	15.2	(32.0)	(32.0)	41.5	(4.6)	(139.4)	(134.5)
Net Income	361.8	235.0	159.0	13.0	345.7	(596.8)	(172.0)	345.7	(16.2)	106.3	(329.5)	106.3

Note 10: As of 1Q18, the results of Cosan and its Business Units were impacted by the adoption of the new accounting standards (IFRS 15 and IFRS 9), as detailed in the quarterly financial statements as of March 31, 2018

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COSAN LIMITED	Earnings Release
1st Quarter of 2018

Loans and Financing

In March 31, 2018, Cosan Limited’s (CZZ Corporate) gross debt totalized R$ 1.6 billion, compared to R$ 2.3 billion in 4Q17, reflecting the Margin Loan amortization in the quarter in the total amount of USD 219 million, according to the use of proceeds from the 2024 Bond. In that sense, cash and cash equivalents came to R$ 450 million in 1Q18, compared to R$ 1.2 billion at the close of the 4Q17.

CZZ Corporate’s net debt ended the period at R$ 1.2 billion, in line with 4Q17.

Loans and Financing 1Q18 BRL mln	Comgás	Moove	Cosan Corporate	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma	Cosan Logística	CZZ (Parent Company)	CZZ Pro forma
Opening balance of pro forma net debt	1,517.0	399.3	2,956.5	4,872.7	3,846.7	797.6	9,517.0	6,228.4	1,118.5	16,863.9

Cash, cash equivalents and marketable securities	2,237.1	197.6	1,415.7	3,850.4	1,034.7	610.9	5,496.0	3,333.1	1,225.1	10,054.1
Gross Debt	3,754.0	596.8	4,372.2	8,723.1	4,881.4	1,408.5	15,013.0	9,561.5	2,343.6	26,918.0

Cash items	(450.1)	63.5	(323.4)	(710.0)	(112.7)	(10.6)	(833.3)	1,363.3	(752.0)	(221.9)

Funding	—	86.4	15.0	101.4	9.0	(0.3)	110.1	2,075.4	—	2,185.6
Payment of principal on loans and borrowings	(499.4)	(21.8)	(167.9)	(689.1)	(78.4)	(2.0)	(769.6)	(465.1)	(683.0)	(1,917.7)
Payment of Interest on loans borrowings	(25.4)	(0.4)	(126.7)	(152.5)	(43.3)	(8.3)	(204.0)	(207.9)	(67.9)	(479.8)
Derivatives	74.7	(0.7)	(43.8)	30.2	—	—	30.2	(39.0)	(1.1)	(10.0)

Noncash items	91.4	24.2	86.9	202.6	57.3	10.0	269.8	277.7	49.1	596.6

Provision for interest (accrual)	56.1	4.7	80.9	141.8	63.6	13.4	218.8	223.7	29.5	472.0
Monetary variation and MTM adjustment of debt	(29.2)	(1.5)	(68.0)	(98.7)	(23.0)	(9.5)	(131.3)	(41.8)	15.8	(157.3)
Exchange variation, net of derivatives	64.5	21.0	74.0	159.5	16.7	6.1	182.3	95.8	3.7	281.8

Closing balance of gross debt	3,395.4	684.6	4,135.7	8,215.7	4,825.9	1,407.9	14,449.5	11,202.5	1,640.7	27,292.7

Cash, cash equivalents and marketable securities	1,861.8	211.7	2,822.6	4,896.1	1,660.9	710.2	7,267.1	4,306.1	449.5	12,022.7

Closing balance of pro forma net debt	1,533.6	472.9	1,313.1	3,319.6	3,165.0	697.7	7,182.4	6,896.4	1,191.2	15,270.0

Obligations due to preferred shareholders of subsidiaries	—	—	1,464.5	1,464.5	—	—	1,464.5	—	—	1,464.5

Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	1,533.6	472.9	2,777.7	4,784.1	3,165.0	697.7	8,646.9	6,896.4	1,191.2	16,734.5

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COSAN LIMITED	Earnings Release
1st Quarter of 2018

Cash Flow Reconciliation

Cash Flow Statement 1Q18 BRL mln	Comgás	Moove	Cosan Corporate	Eliminations	Cosan S/A	Raízen Combined	Eliminations	Cosan S/A Pro forma	Cosan Logística	CZZ (Parent Company)	Eliminations/ Adjusted	CZZ Pro forma
EBITDA	374.4	51.3	396.3	(140.0)	682.0	808.9	(298.4)	1,192.5	650.6	172.3	(187.1)	1,828.3

Noncash impacts on EBITDA	9.8	16.5	(428.1)	140.0	(261.8)	50.2	298.4	86.8	91.6	(177.2)	187.1	188.4
Changes in assets and liabilities	(71.1)	(84.1)	1,249.3	(19.9)	1,074.1	981.6	—	2,055.7	(429.4)	(0.7)	—	1,625.6
Operating financial result	27.0	(17.0)	15.7	—	25.7	(98.8)	—	(73.1)	31.3	2.1	—	(39.7)

Operating Cash Flow	340.1	(33.3)	1,233.2	(19.9)	1,520.1	1,741.8	—	3,261.9	344.1	(3.4)	—	3,602.6

CAPEX	(97.2)	(11.2)	(0.1)	—	(108.5)	(552.5)	—	(661.0)	(483.7)	(0.1)	—	(1,144.9)
Other	1.1	(35.9)	(0.0)	0.0	(34.7)	94.6	—	59.9	28.8	—	—	88.7

Cash Flow from Investing Activities	(96.1)	(47.1)	(0.1)	0.0	(143.2)	(457.9)	—	(601.1)	(454.9)	(0.1)	—	(1,056.2)

Funding	—	86.4	15.0	—	101.4	8.7	—	110.1	2,075.4	—	—	2,185.6
Loans amortization (Principal)	(499.4)	(21.8)	(167.9)	—	(689.1)	(80.5)	—	(769.6)	(757.1)	(683.0)	—	(2,209.6)
Loans amortization (Interest)	(25.4)	(0.4)	(126.7)	—	(152.5)	(54.0)	—	(206.5)	(251.5)	(67.9)	—	(525.9)
Derivatives	74.7	(0.7)	(43.8)	—	30.2	—	—	30.2	(39.0)	(1.1)	—	(10.0)
Other	—	27.0	(23.5)	—	3.5	2.0	—	5.6	1.6	(0.0)	—	7.2

Cash Flow from Financing Activities	(450.1)	90.6	(346.9)	—	(706.5)	(123.7)	—	(830.1)	1,029.4	(752.0)	—	(552.7)

Dividends received	—	—	521.1	(112.9)	408.2	—	(408.2)	0.0	0.3	—	—	0.3

Free Cash Flow to Equity	(206.1)	10.2	1,407.3	(132.9)	1,078.6	1,160.3	(408.2)	1,830.7	918.9	(755.6)	—	1,994.0

Cosan S.A	—	—	0.0	—	0.0	—	408.2	408.2	(1.0)	(0.5)	—	406.7
Cosan Limited	(169.2)	—	—	132.9	(36.3)	—	—	(36.3)	—	—	—	(36.3)
Non-controlling Shareholders	—	—	—	—	—	(445.3)	—	(445.3)	—	—	—	(445.3)

Dividends paid	(169.2)	—	0.0	132.9	(36.3)	(445.3)	408.2	(73.5)	(1.0)	(0.5)	—	(74.9)

Exchange variation impact on cash and cash equivalents	—	3.9	(0.5)	—	3.4	10.5	—	13.9	55.1	(19.6)	—	49.4

Cash Generation (Burn) in the Period	(375.3)	14.2	1,406.8	0.0	1,045.7	725.4	—	1,771.2	973.0	(775.6)	—	1,968.6

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COSAN LIMITED	Earnings Release
1st Quarter of 2018

Financial Statements

Cosan Limited – Accounting

Indicators	1Q18	1Q17	Chg.%	4Q17	Chg.%
BRL mln	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Oct-Dec)	1Q18/4Q17
EBITDA	1,317.8	1,050.5	25.4%	2,324.0	-43.3%
CAPEX	609.2	549.5	10.9%	910.7	-33.1%

Income Statement for the Period	1Q18	1Q17	Chg.%	4Q17	Chg.%
BRL mln	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Oct-Dec)	1Q18/4Q17
Net Revenue	3,543.4	2,785.7	27.2%	3,717.2	-4.7%
Cost of Goods and Services Sold	(2,512.7)	(1,959.4)	28.2%	(2,665.0)	-5.7%
Gross profit	1,030.7	826.3	24.7%	1,052.2	-2.0%
Selling, general & administrative expenses	(458.4)	(465.0)	-1.4%	(583.4)	-21.4%
Other net operating income (expenses)	(22.7)	(16.0)	41.3%	971.9	n/a
Financial results	(520.7)	(618.4)	-15.8%	(925.8)	-43.8%
Equity Pick-up	294.8	258.7	14.0%	289.0	2.0%
Expenses with income and social contribution taxes	(83.1)	(43.8)	89.5%	(199.7)	-58.4%
Non-controlling interest	(134.5)	79.4	n/a	(277.6)	-51.6%
Net Income (Loss)	106.3	21.1	n/a	326.6	-67.4%

Balance Sheet	1Q18	4Q17
BRL mln	03/31/18	12/31/17
Cash and cash equivalents	6,103	4,555
Marketable Securities	3,549	3,853
Trade accounts receivable	1,332	1,278
Inventories	645	663
Derivative financial instruments	1,009	1,162
Other current assets	1,164	2,367
Other non-current assets	4,245	4,342
Investments	8,678	8,749
Property, plant and equipment	11,861	11,682
Intangible assets	16,929	16,974
Total Assets	55,515	55,625

Loans and borrowings	21,977	21,689
Financial instruments and derivatives	92	115
Trade accounts payable	2,356	2,434
Payroll	195	291
Other current liabilities	1,993	2,392
Other non-current liabilities	11,614	11,644
Shareholders’ Equity	17,289	17,059
Total Liabilities	55,515	55,625

8 of 9

COSAN LIMITED	Earnings Release
1st Quarter of 2018

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators	1Q18	1Q17	Chg.%	4Q17	Chg.%
BRL mln	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Oct-Dec)	1Q18/4Q17
EBITDA	1,828.3	1,458.8	25.3%	2,879.0	-36.5%
Adjusted EBITDA	1,949.1	1,668.6	16.8%	1,895.1	2.8%
Investments	1,118.9	1,075.3	4.1%	1,161.5	-3.7%

Income Statement for the Period	1Q18	1Q17	Chg.%	4Q17	Chg.%
BRL mln	(Jan-Mar)	(Jan-Mar)	1Q18/1Q17	(Oct-Dec)	1Q18/4Q17
Net Revenue	14,912.2	12,742.7	17.0%	14,717.2	1.3%
Cost of Goods and Services Sold	(13,110.9)	(11,100.2)	18.1%	(12,806.1)	2.4%
Gross profit	1,801.3	1,642.4	9.7%	1,911.2	-5.7%
Selling, general & administrative expenses	(862.9)	(831.7)	3.8%	(1,001.7)	-13.9%
Other net operating income (expenses)	81.3	(81.6)	n/a	994.5	-91.8%
Financial results	(575.0)	(636.9)	-9.7%	(1,004.2)	-42.7%
Equity Pick-up	(5.6)	(16.4)	-65.8%	7.0	n/a
Expenses with income and social contribution taxes	(190.7)	(127.3)	49.8%	(295.3)	-35.4%
Non-controlling interest	(142.1)	72.6	n/a	(284.9)	-50.1%
Net Income (Loss)	106.3	21.1	n/a	326.6	-67.4%

Balance Sheet	1Q18	4Q17
BRL mln	03/31/18	12/31/17
Cash and cash equivalents	8,474	6,201
Marketable Securities	3,549	3,853
Trade accounts receivable	2,710	2,746
Inventories	1,957	3,274
Derivative financial instruments	1,304	1,433
Other current assets	3,164	4,064
Other non-current assets	6,474	5,838
Investments	444	451
Property, plant and equipment	18,829	18,215
Intangible assets	20,072	21,109
Total Assets	66,976	67,184
Loans and borrowings	28,726	28,486
Financial instruments and derivatives	306	350
Trade accounts payable	4,230	4,167
Payroll	472	516
Other current liabilities	2,676	3,283
Other non-current liabilities	13,164	13,206
Shareholders’ Equity	17,401	17,175
Total Liabilities	66,976	67,184

9 of 9

Cosan Limited

Consolidated interim financial statements as of

March 31, 2018

Cosan Limited

Consolidated interim financial statements

March 31, 2018

Report on Review of Interim Financial Information

To the Board of Directors and Shareholders of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“Company”) contained in the Quarterly Information Form – ITR for the quarter ended March 31, 2018, which comprises the statement of financial position as of March 31, 2018, and the respective statements of profit and loss and other comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – IASB. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity’s Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, consequently, does not enabled us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB.

São Paulo, May 11, 2018

/s/KPMG Auditores Independentes

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Contador CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	6	6,102,604	4,555,177
Marketable securities	7	3,549,053	3,853,343
Trade receivables	8	1,331,779	1,277,766
Derivative financial instruments	26	136,393	317,763
Inventories		645,362	663,061
Receivables from related parties	10	62,884	30,059
Income tax receivable		374,018	312,274
Other current tax receivable	9	355,103	327,410
Dividends receivable		11,542	13,466
Other financial assets		—	1,340,000
Other current assets		359,992	343,617

Total current assets		12,928,730	13,033,936
Trade receivables	8	41,327	44,654
Restricted cash	7	196,728	225,634
Deferred tax assets	20	1,572,861	1,636,080
Receivables from related parties	10	128,529	169,755
Income tax receivable		242,144	247,996
Other non-current tax receivable	9	772,579	778,820
Judicial deposits	21	825,505	766,107
Derivative financial instruments	26	873,052	844,450
Other non-current assets		465,665	472,753
Investments in associates	11	295,870	301,342
Investments in joint ventures	12	8,381,775	8,447,799
Property, plant and equipment	13	11,860,877	11,681,575
Intangible assets and goodwill	14	16,929,193	16,973,610

Total non-current assets		42,586,105	42,590,575

Total assets		55,514,835	55,624,511

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2018	December 31, 2017
Liabilities
Loans, borrowings and debentures	15	2,616,958	3,903,392
Leases	16	179,702	261,344
Real estate credit certificates		59,514	86,745
Derivative financial instruments	26	659	1,520
Trade payables	18	2,355,989	2,433,995
Employee benefits payable		194,840	291,080
Income tax payables		12,227	21,146
Other taxes payable	19	301,685	418,878
Concessions payables	17	27,676	27,413
Dividends payable		157,640	191,478
Payables to related parties	10	346,697	328,263
Deferred revenue		11,168	11,529
Other financial liabilities		309,402	382,702
Other current liabilities		587,563	662,835

Total current liabilities		7,161,720	9,022,320

Loans, borrowings and debentures	15	19,359,772	17,785,554
Leases	16	536,579	682,794
Preferred shareholders payable in subsidiaries		1,464,513	1,442,679
Derivative financial instruments	26	90,923	113,565
Other taxes payable	19	158,188	161,637
Provision for legal proceedings	21	1,360,876	1,348,157
Concessions payables	17	2,972,064	2,905,921
Post-employment benefits	27	490,180	485,459
Deferred tax liabilities	20	3,976,081	3,902,310
Deferred revenue		54,419	56,495
Other non-current liabilities		600,943	658,207

Total non-current liabilities		31,064,538	29,542,778

Total liabilities		38,226,258	38,565,098

Shareholders’ equity	22
Share capital		5,328	5,328
Additional paid-in capital		3,253,453	3,245,543
Accumulated other comprehensive loss		(409,859)	(394,212)
Retained earnings		3,285,239	3,182,098

Equity attributable to:
Owners of the Company		6,134,161	6,038,757
Non-controlling interests	11	11,154,416	11,020,656

Total shareholders’ equity		17,288,577	17,059,413

Total shareholders’ equity and liabilities		55,514,835	55,624,511

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	March 31, 2018	March 31, 2017
Net sales		3,543,428	2,785,732
Cost of sales		(2,512,680)	(1,959,441)

Gross profit		1,030,748	826,291

Selling expenses		(245,069)	(257,582)
General and administrative expenses		(213,350)	(207,374)
Other income (expenses), net	24	(22,661)	(16,040)

Operating expenses		(481,080)	(480,996)

Income before interest in earnings of investees and financial results		549,668	345,295

Interest in earnings of associates	11	(2,807)	2,954
Interest in earnings of joint ventures	12	297,657	255,697

Interest in earnings of investees		294,850	258,651
Finance expense		(499,883)	(898,232)
Finance income		188,848	283,009
Foreign exchange, net		(75,957)	118,889
Derivatives		(133,688)	(122,058)

Finance results, net	25	(520,680)	(618,392)
Profit (loss) before taxes		323,838	(14,446)

Income tax (expenses) benefits	20
Current		52,385	23,567
Deferred		(135,436)	(67,396)

		(83,051)	(43,829)

Profit (loss) for the period		240,787	(58,275)

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	March 31, 2018		March 31, 2017
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit plan			(54)		—
Gain on share subscription of subsidiary			—		9,000

			(54)		9,000
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect			(23,847)		14,437
Gain on cash flow hedge in joint ventures			3,317		171,295
Changes in fair value of available for sale securities			32		129

			(20,498)		185,861
Total other comprehensive income, net of tax			(20,552)		194,861

Total comprehensive income			220,235		136,586

Total net income (loss) attributable to:
Owners of the Parent			106,304		21,115
Non-controlling interests			134,483		(79,390)

			240,787		(58,275)
Total comprehensive income (loss) attributable to:
Owners of the Company			129,578		146,764
Non-controlling interests			90,657		(10,178)

			220,235		136,586
Basic earnings per share from:	23
Continuing operations		R$	0.4371	R$	0.0798
Diluted earnings per share from:	23
Continuing operations		R$	0.4124	R$	0.0183

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the three month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

New standards, interpretations and changes adopted by the Company—Note 3.2	—	—	—	(3,163)	(3,163)	(4,185)	(7,348)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,935	6,035,594	11,016,471	17,052,065

Net profit for the period	—	—	—	106,304	106,304	134,483	240,787
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	1,940	—	1,940	1,377	3,317
Foreign currency translation effects	—	—	(17,594)	—	(17,594)	(6,253)	(23,847)
Actuarial loss on defined benefit plan	—	—	(11)	—	(11)	(43)	(54)
Change in fair value of available for sale securities	—	—	18	—	18	14	32

Total comprehensive income for the period	—	—	(15,647)	106,304	90,657	129,578	220,235

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(270)	—	—	(270)	270	—
Share options exercised—Subsidiaries	—	9,035	—	—	9,035	6,096	15,131
Dividends	—	—	—	—	—	(960)	(960)
Share-based payment transactions	—	9,909	—	—	9,909	2,294	12,203

Total contributions by and distributions to owners of the Company	—	18,674	—	—	18,674	7,700	26,374

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(10,764)	—	—	(10,764)	667	(10,097)

At March 31, 2018	5,328	3,253,453	(409,859)	3,285,239	6,134,161	11,154,416	17,288,577

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the three month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Net profit for the period	—	—	—	21,115	21,115	(79,390)	(58,275)
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	106,515	—	106,515	64,780	171,295
Foreign currency translation effects	—	—	13,455	—	13,455	982	14,437
Gain on share subscription of an subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of available for sale securities	—	—	81	—	81	48	129

Total comprehensive income for the period	—	—	125,649	21,115	146,764	(10,178)	136,586

Contributions by and distributions to owners of the Company:
Share options exercised—Subsidiaries	—	10,201	—	—	10,201	5,921	16,122
Dividends—non-controlling interests	—	(7,442)	—	—	(7,442)	7,442	—
Dividends	—	—	—	—	—	(138,665)	(138,665)
Share-based payment transactions	—	1,250	—	—	1,250	1,595	2,845

Total contributions by and distributions to owners of the Company	—	4,009	—	—	4,009	(123,707)	(119,698)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(154,368)	—	—	(154,368)	(120,223)	(274,591)

Transactions with owners of the Company	—	(154,368)	—	—	(154,368)	(120,223)	(274,591)

At March 31, 2017	5,328	3,901,232	(354,805)	2,717,113	6,268,868	9,483,178	15,752,046

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the three month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2018	March 31, 2017
Cash flows from operating activities
Profit (loss) before taxes		323,838	(14,446)
Adjustments for:
Depreciation and amortization		473,293	446,556
Lease and concession		49,643	49,474
Interest in earnings of associates	11	2,807	(2,954)
Interest in earnings of joint ventures	12	(297,657)	(255,697)
Losses (gain) on disposals of assets		2,777	(2,441)
Share-based payments		12,679	2,845
Legal proceedings provision		30,762	18,355
Indexation charges, interest and exchange, net		549,394	673,233
Provisions for employee benefits		39,578	21,433
Allowance for doubtful accounts		5,930	4,617
Deferred revenue		(2,437)	(2,698)
Other		(4,317)	6,983

		1,186,290	945,260
Changes in:
Trade receivables		(31,035)	104,691
Inventories		21,218	30,908
Other taxes, net		(96,313)	(41,041)
Related parties		(70,271)	14,110
Trade payables		(116,593)	(120,274)
Other financial liabilities		(57,970)	9,816
Employee benefits		(136,970)	(105,172)
Provision for legal proceedings		(29,147)	(17,622)
Judicial deposits		(22,065)	(8,205)
Post-employment benefits		(7,764)	(6,827)
Cash received on sale of credit rights		1,340,000	233,570
Concessions payable		(26,548)	(28,096)
Other assets and liabilities, net		(122,530)	(41,077)

		644,012	24,781

Net cash generated by operating activities		1,830,302	970,041

Cash flows from investing activities
Marketable securities		334,734	399,932
Restricted cash		28,795	(24,145)
Dividends received from associates		347	2,464
Dividends received from joint ventures		408,151	279,875
Put option exercised paid		—	(275,780)
Acquisition of subsidiary, net of cash acquired		(35,869)	—
Acquisition of property, plant and equipment, intangible assets and investments		(592,365)	(542,647)
Cash received on sale of fixed assets, and intangible assets		1,123	7,000

Net cash generated (used in) by investing activities		144,916	(153,301)

Cosan Limited

Consolidated statements of cash flows

For the three month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2018	March 31, 2017
Cash flows from financing activities
Loans and borrowings and debentures raised	15	2,176,875	2,437,163
Amortization of principal on loans, borrowings and debentures	15	(1,837,194)	(390,663)
Payment of interest on loans, borrowings and debentures	15	(428,324)	(313,265)
Derivative financial instruments		(9,979)	(167,143)
Amortization of principal on financing leases	16	(262,602)	(111,071)
Payment of interest on financing leases	16	(43,494)	(80,504)
Real estate credit certificates		(29,439)	(31,705)
Dividends paid		(37,721)	(161,522)
Payments to redeem entity’s shares		(9,996)	—
Share options exercised—subsidiaries		15,131	15,986

Net cash (used in) generated by financing activities		(466,743)	1,197,276

Increase in cash and cash equivalents		1,508,475	2,014,016

Cash and cash equivalents at beginning of the period		4,555,177	4,499,588

Effect of exchange rate fluctuations on cash held		38,952	30,486

Cash and cash equivalents at end of the period		6,102,604	6,544,090

Supplemental cash flow information
Income taxes paid		44,024	862

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (“B3”) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 58.16% and 72.51% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – Comgás (“Comgás”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Stanbridge Group Limited (“Stanbridge”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay, Paraguay and Europe market and Comma Oil & Chemicals Ltd. (“Comma”) under the Comma’s brand to the Europe and Asian market and corporate activities (“Moove”); and (iv) Other investments, in addition to the corporate structures of the Company (“Cosan Corporate”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On January 31, 2018, the Company received the amount of 1,340,000 related to sales of credit rights, as stated in the financial statements as of December 31, 2017.

On March 19, 2018, the Subsidiary Cosan S.A entered into a new agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement will come into force on December 1, 2018.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

2	Basis of preparation

2.1	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These consolidated interim financial statements were authorized for issue by the Board of Directors on May 10, 2018.

Certain amounts of the comparative balances in the statements of cash flows and in the notes 5, 20, 21 and 25, were reclassified to improve the level of details of disclosures in these consolidated interim financial statements. These reclassifications had inconsequential impacts on the Company´s consolidated interim financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated interim financial statements.

3.1	Basis of consolidation

The consolidated statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	March 31, 2018	December 31, 2017
Directly owned subsidiaries
Cosan Logística S.A.	72.51%	72.53%
Cosan S.A.	58.16%	58.21%
Interest of Cosan S.A. in its subsidiaries
Companhia de Gás de São Paulo – Comgás	79.87%	79.87%
Cosan Biomassa S.A. (i) | (ii)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited (ii)	100.00%	100.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A. (ii)	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan U.S., Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A. (ii)	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Rumo S.A.	1.71%	1.71%

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2018	December 31, 2017
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28,47%	28.47%
Logispot Armazéns Gerais S.A.	14,52%	14.52%
Elevações Portuárias S.A.	28,47%	28.47%
Rumo Luxembourg Sarl	28,47%	28.47%
Rumo Intermodal S.A.	28,47%	28.47%
Rumo Malha Oeste S.A.	28,47%	28.47%
Rumo Malha Paulista S.A.	28,47%	28.47%
Rumo Malha Sul S.A.	28,47%	28.47%
Rumo Malha Norte S.A.	28,33%	28.33%
Boswells S.A.	28,47%	28.47%
Brado Holding S.A.	28,47%	28.47%
ALL Serviços Ltda.	28,47%	28.47%
ALL Argentina S.A.	28,47%	28.47%
Paranaguá S.A.	28,47%	28.47%
ALL Armazéns Gerais Ltda.	28,47%	28.47%
Portofer Ltda.	28,47%	28.47%
Brado Logística e Participações S.A.	17,71%	17.71%
Brado Logística S.A.	17,71%	17.71%
ALL Mesopotâmica S.A.	20,09%	20.09%
ALL Central S.A.	20,94%	20.94%
Servicios de Inversion Logistica Integrales S.A	28,47%	28.47%
PGT S.A.	28,47%	28.47%

(i)	The Company recorded in the year ended December 31, 2017, a put option for the repurchase of shares of non-controlling shareholders, according to the shareholder agreement.

(ii)	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$ 109,212 as of March 31, 2018, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the subsidiary Cosan S.A.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.2	New standards, interpretations and changes adopted by the Company

Although these new standards and amendment below apply for the first time in 2018, they do not have a material impact on the Company’s annual or interim consolidated financial statements. The nature and impact of each new standard or change are described below:

a)	IFRS 15—Customer Contract Revenue

IFRS 15 includes as a fundamental principle the recognition of revenue when goods or services are transferred to customers at the transaction price. Revenue is recognized according to this principle by applying a 5 step model:

•	Step 1: Identify the contracts with the customer;

•	Step 2: Identify the performance obligations defined in the contract;

•	Step 3: Determine the price of the transaction;

•	Step 4: Allocate the price of the transaction to the performance obligations provided for in the agreement; and

•	Step 5: Recognize revenue when (or as) the entity meets each performance obligation.

When evaluating contracts with customers, the Company uses judgment to identify whether contracts can be combined, whether there are contract modifications, determine different goods and services, and whether performance obligations are satisfied over time or at a point in time, if there are implicit rebates on the contact and determine significant funding components. In addition, the Company uses estimates when determining the variable consideration and its individual sales prices when using the allocation methodology.

The Company records all its sales of goods and services only when a firm sales contract is in effect, delivery occurred or services were rendered and collection of the fixed or determinable sales price is reasonably estimate. Agreements for the sale of goods and services sometimes include multiple components. Most of the Company’s multi-component agreements involve the sale of goods and services in the Lubricants segment. The multi-component agreements usually involve an initial supply of finished products and basic oil and territorial concession and storage services. In such agreements, the selling price is determined for each component and any difference between the total of the separate selling prices and the total consideration of the contract (i.e. discount) is allocated proportionally in each of the components of the agreement. The value attributed to each component is determined objectively and is obtained, primarily, from sources such as the separate selling price for the same item, a similar item or competing prices for similar items. If such evidence is not available, we use our best estimate of selling price, which is set according to the pricing strategy of the business and considers product configuration, geography, customer type and other specific market factors. In agreements which the Company sells products that give the customer a right of return, we use our experience to estimate and arrange those returns when we record the sale. In situations where sales include customer acceptance forecasts based on objective vendor or customer criteria, we recognize revenue when we reliably demonstrate that all specified acceptance criteria have been met or when formal acceptance occurs respectively. Unless stated otherwise, we do not estimate anticipated losses before recording sales.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The Company recognizes revenue from contracts of gas distribution services, construction revenue (under IFRIC 12) and logistics solutions. We estimate total contract revenue net of price concessions, as well as the total contract costs. For the construction revenues that are related to concession contracts, we recognize the revenue and costs at the moment of completion of the work. We routinely update our forward cost estimates for ongoing contracts and report any cumulative effects of such adjustments on current operations. We record any expected loss in these agreements when such loss it is probable. The Company recognizes revenue from logistics services in the issuance of the invoice, which is at the time of delivery of the products to Rumo to perform the service. Significant components of our revenue and cost estimates include prices and guarantees related to performance, as well as material, labor, and overhead costs. We record any expected loss in these agreements when such loss it is probable.

The Company has applied IFRS 15 in accordance with the retrospective method with cumulative transitional effect. In the evaluation of the Company, no effects of the adoption of IFRS 15, which affected these interim financial statements, were identified, except for the reclassification of commission’s expenses in the amount of R$ 18,574 to reduce the revenue previously recorded in selling expenses. In the period ended March 31, 2017, the amount of R$ 21,673 was recorded as selling expenses.

b)	IFRS 9—Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of accounting for financial instruments: (i) classification and measurement; (ii) impairment; and (iii) hedge accounting.

The Company applied IFRS 9 with the initial application date of January 1, 2018, retrospectively, except as described below:

•	The Company has adopted the exception of not re-presenting comparative information from previous periods regarding the classification and measurement requirements (including impairment). Differences in the balances of financial assets and liabilities arising from the adoption of IFRS9 were recorded in retained earnings and reserves on January 1, 2018. Thus, the information presented for 2017 generally does not reflect the requirements of IFRS 9, but the requirements of IAS 39.

•	Certain definitions were made based on the facts and circumstances existing at the date of initial application: i) determination of the business model in which a financial asset is held; ii) the designation and revocation of prior designations of certain financial assets and liabilities as measured at fair value through profit or loss.

•	All hedge relationship designations in accordance with IAS 39 existing as of December 31, 2017 meet the hedging criteria in accordance with IFRS 9 as of January 1, 2018 and are therefore designated as continuing hedge relationships.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The effect of the adoption of IFRS 9 is as follows:

Assets
Trades receivables	R$	(10,932)
Deferred tax	R$	3,584
Equity
Retained earnings	R$	7,348

(a)	Classification and measurement

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI).

The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the “SPPI criterion”).

The Company recognizes its financial assets at amortized cost for financial assets that are kept within a business model with the objective of obtaining contractual cash flows that meet the “SPPI criterion.” This category includes trade accounts receivable, cash and cash equivalents, restricted cash, receivables from related parties, other financial assets and dividends and interest on shareholders’ equity receivable. No new measurement of financial assets was carried out.

The evaluation of the Company’s business models was carried out from the date of initial application on January 1, 2018 and retrospectively applied to financial assets that were not derecognized before January 1, 2018. The assessment of whether cash flows contractual debt instruments are solely composed of principal and interest were made based on the facts and circumstances as in the initial recognition of the assets.

The accounting of the Company’s financial liabilities remains basically the same as those of IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires contingent consideration to be treated as financial instruments measured at fair value with changes in fair value recognized in profit or loss.

The embedded derivatives are not separated from the related financial asset. Instead, financial assets are classified based on their contractual terms and the Company’s business model.

The accounting of embedded derivatives in financial liabilities and in non-financial related contracts did not change from that required by IAS 39.

(b)	Impairment

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

The Company recognizes a provision for expected credit loss for its accounts receivable. The simplified standard approach is applied and the expected credit losses for the entire life of the asset are calculated. The Company has established a provisioning matrix that is based on the historical experience of credit loss of each business segment, adjusted for specific prospective factors for the debtors and for the economic environment.

The adoption of the expected credit loss requirements of IFRS 9 resulted in a rise in the Company’s provisions for losses of R$ 10,932. The rise in the provision resulted in adjustment to retained earnings in the amount of R$ 7,348.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Hedge accounting

The Company applied the changes of hedge accounting prospectively. At the date of initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. Consistent with previous periods, the Company continued to designate the change in the fair value of the entire forward contract in the Company’s cash flow hedge relationships and, as such, the adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s consolidated interim financial statements.

According to IAS 39, all gains and losses arising from the Company’s cash flow hedge relationships were eligible to be subsequently reclassified to income. However, in accordance with IFRS 9, the gains and losses resulting from cash flow hedge of the expected purchases of non-financial assets need to be incorporated into the initial book values of non-financial assets. Therefore, after the adoption of IFRS 9, the net cash flow hedge gain or loss was presented under “Other comprehensive income not being reclassified to income”. This amendment applies only prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

In the evaluation of the Company, in terms of hedge accounting, no effects of its adoption were identified in this interim financial statement.

3.3	Non-cash transaction

During the period ended March 31, 2018, the Company carried out the following transactions that did not involve cash and are therefore not reflected in the statement of cash flows:

•	Forward purchase of assets for the construction of the distribution network in the amount of R$ 14,734;

•	Capital increase in subsidiary Cosan Lubrificantes e Especialidades S.A, with payment in installments, to be settle during the year, in the amount of R$ 65,000; and.

•	Forward purchase of property, plant and equipment in the amount of R$ 590.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

4	New standards and interpretations not yet effective

The follow standard is effective for annual periods beginning after January 1, 2019, however The Company has not early adopted it in preparing these consolidated interim financial statements.

a)	IFRS 16 Leases

IFRS 16 introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor’s accounting remains similar to the current standard, that is, lessors continue to classify leases as financial or operating.

IFRS 16 replaces existing lease standards, including IAS 17 Leasing Operations and IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted only for financial statements in accordance with IFRSs and only for entities that apply IFRS 15 Revenue from Contracts with Customers or before the date of initial application of IFRS 16.

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary Rumo will recognize new assets and liabilities for its operating leases. In the jointly-owned subsidiary Raízen, it is expected to have significant impacts on land leases. In addition, the nature of the expenses related to these leases will be changed, since IFRS 16 replaces the line operating lease expense due to depreciation of the right of use and interest on the lease liabilities. The Company has not yet decided whether to use the optional exemptions.

As a lessee, the Company may apply the standard using a:

i.	Retrospective approach; or
ii.	Modified retrospective approach with optional practical expedients.

The lessee will apply this choice consistently to all of its leases. The Company should apply IFRS 16 initially on January 1, 2019. The Company has not yet determined which transition approach to apply.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical expedients and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5	Operating segments

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Reported segments

i.	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

iii.	Comgás: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermos generation and cogeneration sectors;

iv.	Logistic: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment; and

v.	Moove: production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Stanbridge Group Limited (“Stanbridge”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay, Paraguay and Europe market, and Comma Oil & Chemicals Ltd. (“Comma”) under the Comma’s brand to the Europe and Asian market and corporate activities (“Moove”).

Reconciliation

vi.	Cosan Corporate: other investments, in addition to the corporate activities of the Company. The Cosan Corporate segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects IFRS 11.”

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2018
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	4,512,938	19,494,972	1,430,876	724,572	1,396,683	400	(24,007,910)	(9,103)	3,543,428	2,155,842	1,396,683
Domestic market	2,926,654	19,494,972	1,430,876	710,294	1,350,752	400	(22,421,626)	(9,103)	3,483,219	2,141,564	1,350,752
External market	1,586,284	—	—	14,278	45,931	—	(1,586,284)	—	60,209	14,278	45,931
Cost of sales	(3,945,052)	(18,521,684)	(942,432)	(578,497)	(1,000,714)	(140)	22,466,736	9,103	(2,512,680)	(1,521,062)	(1,000,714)
Gross profit	567,886	973,288	488,444	146,075	395,969	260	(1,541,174)	—	1,030,748	634,780	395,969
Selling expenses	(155,094)	(345,102)	(154,465)	(86,776)	(3,828)	—	500,196	—	(245,069)	(241,241)	(3,828)
General and administrative expenses	(173,414)	(135,328)	(76,772)	(22,643)	(69,615)	(44,320)	308,742	—	(213,350)	(128,801)	(69,615)
Other income (expense), net	108,456	99,384	(252)	(1,109)	(4,396)	(16,904)	(207,840)	—	(22,661)	(18,265)	(4,396)
Financial results	(36,292)	(72,366)	(21,631)	(9,032)	(348,825)	(141,192)	108,658	—	(520,680)	(107,456)	(348,825)
Finance expense	(198,882)	5,972	(96,864)	(7,128)	(342,905)	(54,525)	192,910	1,538	(499,884)	(112,538)	(342,905)
Finance income	138,776	48,796	73,331	2,967	75,599	38,490	(187,572)	(1,538)	188,849	115,690	75,599
Foreign exchange losses, net	6,344	(87,080)	5,415	(1,833)	(12,973)	(66,566)	80,736	—	(75,957)	(38,086)	(12,973)
Derivatives	17,470	(40,054)	(3,513)	(3,038)	(68,546)	(58,591)	22,584	—	(133,688)	(72,522)	(68,546)
Interest in earnings of associates	(4,158)	—	—	(5,059)	1,380	326,998	4,158	(326,126)	(2,807)	(4,191)	1,380
Interest in earnings of joint ventures	—	—	—	—	—	297,657	—	—	297,657	297,657	—
Income tax (expense) benefit	(72,394)	(142,856)	(76,348)	(8,478)	(28,385)	30,160	215,250	—	(83,051)	(54,769)	(28,385)

Profit (loss) from continuing operations	234,990	377,020	158,976	12,978	(57,700)	452,659	(612,010)	(326,126)	240,787	377,714	(57,700)
Total net income attributable to:
Owners of the Company	234,976	361,806	126,978	12,978	(16,225)	448,101	(596,782)	(465,528)	106,304	345,716	(16,225)
Non-controlling interests	14	15,214	31,998	—	(41,475)	4,558	(15,228)	139,402	134,483	31,998	(41,475)

	234,990	377,020	158,976	12,978	(57,700)	452,659	(612,010)	(326,126)	240,787	377,714	(57,700)
Other selected data:
Depreciation and amortization	611,588	70,203	117,416	20,853	331,120	3,904	(681,791)	—	473,293	142,102	331,120
EBITDA	955,264	662,445	374,371	51,341	650,630	567,595	(1,617,709)	(326,126)	1,317,811	682,041	650,630
Additions to PP&E, intangible and biological assets	1,016,207	88,767	97,201	11,198	483,743	223	(1,104,974)	—	592,365	108,479	483,743
Reconciliation of EBITDA:
Profit (loss) for the period	234,990	377,020	158,976	12,978	(57,700)	452,659	(612,010)	(326,126)	240,787	377,714	(57,700)
Income tax and social contribution	72,394	142,856	76,348	8,478	28,385	(30,160)	(215,250)	—	83,051	54,769	28,385
Financial result, net	36,292	72,366	21,631	9,032	348,825	141,192	(108,658)	—	520,680	107,456	348,825
Depreciation and amortization	611,588	70,203	117,416	20,853	331,120	3,904	(681,791)	—	473,293	142,102	331,120

EBITDA	955,264	662,445	374,371	51,341	650,630	567,595	(1,617,709)	(326,126)	1,317,811	682,041	650,630

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	2,913,237	17,698,154	1,146,266	446,697	1,199,174	179	(20,611,391)	(6,584)	2,785,732	1,593,142	1,199,174
Domestic market	1,616,999	17,698,154	1,146,266	432,171	1,115,593	179	(19,315,153)	(6,584)	2,687,625	1,578,616	1,115,593
External market	1,296,238	—	—	14,526	83,581	—	(1,296,238)	—	98,107	14,526	83,581
Cost of sales	(2,232,144)	(16,746,925)	(720,119)	(313,987)	(930,852)	(1,067)	18,979,069	6,584	(1,959,441)	(1,035,174)	(930,852)
Gross profit	681,093	951,229	426,147	132,710	268,322	(888)	(1,632,322)	—	826,291	557,968	268,322
Selling expenses	(144,302)	(314,101)	(167,787)	(87,389)	(2,355)	(51)	458,403	—	(257,582)	(255,228)	(2,355)
General and administrative expenses	(158,760)	(116,242)	(77,113)	(20,219)	(63,308)	(46,734)	275,002	—	(207,374)	(136,917)	(63,308)
Other income (expense), net	(85,294)	(45,777)	(581)	148	(2,194)	(13,413)	131,071	—	(16,040)	(13,846)	(2,194)
Financial results	135,062	(172,116)	(41,424)	(19,799)	(451,212)	(105,957)	37,054	—	(618,392)	(135,038)	(451,212)
Finance expense	(220,245)	(50,271)	(215,023)	(7,288)	(488,386)	(187,535)	270,516	—	(898,232)	(423,559)	(488,386)
Finance income	173,965	44,600	173,777	3,923	43,645	61,664	(218,565)	—	283,009	266,726	43,645
Foreign exchange losses, net	(25,387)	109,220	28,714	3,921	494	85,759	(83,833)	—	118,888	136,888	494
Derivatives	206,729	(275,665)	(28,892)	(20,355)	(6,965)	(65,845)	68,936	—	(122,057)	(115,093)	(6,965)
Interest in earnings of associates	(37,277)	—	—	(1,579)	1,746	132,735	37,277	(129,948)	2,954	1,208	1,746
Interest in earnings of joint ventures	—	—	—	—	—	255,697	—	—	255,697	255,697	—
Income tax (expense) benefit	(77,576)	(89,400)	(55,714)	(2,738)	175	14,448	166,976	—	(43,829)	(37,341)	175

Profit (loss) from continuing operations	312,946	213,593	83,528	1,134	(248,826)	235,837	(526,539)	(129,948)	(58,275)	236,503	(248,826)
Total net income attributable to:
Owners of the Company	312,946	199,895	52,343	1,134	(70,922)	226,427	(512,841)	(187,867)	21,115	205,315	(70,922)
Non-controlling interests	—	13,698	31,185	—	(177,904)	9,410	(13,698)	57,919	(79,390)	31,188	(177,904)

	312,946	213,593	83,528	1,134	(248,826)	235,837	(526,539)	(129,948)	(58,275)	236,503	(248,826)
Other selected data:
Depreciation and amortization	448,732	150,170	132,748	19,652	290,027	4,190	(598,902)	—	446,617	156,590	290,027
EBITDA	704,192	625,279	313,414	43,323	492,238	331,536	(1,329,471)	(129,948)	1,050,563	565,472	492,238
Additions to PP&E, intangible and biological assets	889,745	258,825	68,720	1,736	471,883	308	(1,148,570)	—	542,647	70,764	471,883
Reconciliation of EBITDA:
Profit (loss) for the period	312,946	213,593	83,528	1,134	(248,826)	235,837	(526,539)	(129,948)	(58,275)	236,503	(248,826)
Income tax and social contribution	77,576	89,400	55,714	2,738	(175)	(14,448)	(166,976)	—	43,829	37,341	(175)
Financial result, net	(135,062)	172,116	41,424	19,799	451,212	105,957	(37,054)	—	618,392	135,038	451,212
Depreciation and amortization	448,732	150,170	132,748	19,652	290,027	4,190	(598,902)	—	446,617	156,590	290,027

EBITDA	704,192	625,279	313,414	43,323	492,238	331,536	(1,329,471)	(129,948)	1,050,563	565,472	492,238

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2018
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	3,321,777	1,420,336	1,484,686	190,406	1,689,411	2,738,101	(4,742,113)	—	6,102,604	3,963,908	1,689,411
Marketable securities	—	—	377,107	21,294	2,616,708	533,944	—	—	3,549,053	932,173	2,616,708
Trade receivables	602,365	2,602,258	634,013	367,739	371,343	11	(3,204,623)	—	1,373,106	1,001,763	371,343
Derivative financial instruments	486,079	103,416	388,541	2,978	87,546	530,380	(589,495)	—	1,009,445	914,109	87,546
Inventories	740,435	1,882,353	71,451	276,958	294,608	2,345	(2,622,788)	—	645,362	350,754	294,608
Other financial assets	430,631	—	—	—	—	—	(430,631)	—	—	351,529	—
Other current assets	2,332,349	1,724,616	294,379	68,916	525,330	708,142	(4,056,965)	(433,228)	1,163,539	676,668	525,330
Other non-current assets	3,359,487	2,842,820	351,928	73,465	2,703,239	1,076,616	(6,202,307)	(1,237)	4,204,011	1,496,032	2,703,239
Investments in associates	346,461	—	—	6,998	40,709	12,170,646	(346,461)	(11,922,483)	295,870	255,162	40,709
Investments in joint ventures	—	—	—	—	—	8,381,775	—	—	8,381,775	8,381,775	—
Biological assets	947,815	—	—	—	—	—	(947,815)	—	—	—	—
Property, plant and equipment	11,634,189	2,318,208	—	269,031	11,450,162	141,684	(13,952,397)	—	11,860,877	407,667	11,450,162
Intangible assets and goodwill	3,600,775	2,684,024	8,460,064	873,615	7,590,534	4,980	(6,284,799)	—	16,929,193	9,338,618	7,590,534
Loans, borrowings and debentures	(10,761,097)	(2,737,672)	(3,783,922)	(678,497)	(11,283,087)	(6,231,224)	13,498,769	—	(21,976,730)	(9,045,177)	(11,283,087)
Derivative financial instruments	(241,351)	(188,237)	—	(9,073)	(6,944)	(75,565)	429,588	—	(91,582)	(84,638)	(6,944)
Trade payables	(2,007,102)	(1,741,699)	(1,467,788)	(371,333)	(512,390)	(4,478)	3,748,801	—	(2,355,989)	(1,843,576)	(512,390)
Real estate credit certificates	—	—	—	—	(59,514)	—	—	—	(59,514)	—	(59,514)
Employee benefits payable	(429,569)	(123,922)	(31,394)	(17,566)	(128,521)	(17,359)	553,491	—	(194,840)	(66,255)	(128,521)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,464,513)	—	—	(1,464,513)	(1,464,514)	—
Lease	—	—	—	—	(716,281)	—	—	—	(716,281)	—	(716,281)
Other current liabilities	(934,614)	(1,476,224)	(167,531)	(200,030)	(688,238)	(1,132,632)	2,410,838	434,373	(1,754,058)	(1,246,958)	(688,238)
Other non-current liabilities	(1,360,892)	(4,322,054)	(1,919,516)	(170,328)	(6,004,873)	(1,605,402)	5,682,946	87,368	(9,612,751)	(3,660,197)	(6,004,873)

Total assets (net of liabilities) allocated by segment	12,067,738	4,988,223	4,692,018	704,573	7,969,742	15,757,451	(17,055,961)	(11,835,207)	17,288,577	10,658,843	7,969,742

Total assets	27,802,363	15,578,031	12,062,169	2,151,400	27,369,590	26,288,624	(43,380,394)	(12,356,948)	55,514,835	28,070,158	27,369,590

	—	—	—	—	—	—	—	—	—	—	—
Equity attributable to owners of the Company	12,068,707	4,761,524	3,810,644	704,573	2,197,222	15,752,697	(16,830,231)	(16,330,975)	6,134,161	9,777,469	2,197,222
Non-controlling interests	(969)	226,699	881,374	—	5,772,520	4,754	(225,730)	4,495,768	11,154,416	881,374	5,772,520

Total shareholders’ equity	12,067,738	4,988,223	4,692,018	704,573	7,969,742	15,757,451	(17,055,961)	(11,835,207)	17,288,577	10,658,843	7,969,742

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,069,357	1,221,890	1,727,521	192,115	179,909	2,455,632	(3,291,247)	—	4,555,177	3,150,328	179,909
Marketable securities	—	—	509,544	5,439	3,153,160	185,200	—	—	3,853,343	700,035	3,153,160
Trade receivables	688,235	2,679,114	640,682	310,006	371,718	14	(3,367,349)	—	1,322,420	950,701	371,718
Derivative financial instruments	453,775	88,496	458,476	2,581	110,107	591,049	(542,271)	—	1,162,213	1,052,105	110,107
Inventories	2,804,223	2,416,833	76,548	301,850	282,291	2,372	(5,221,056)	—	663,061	380,770	282,291
Other financial assets	476,181	—	—	—	—	1,340,000	(476,181)	—	1,340,000	1,686,718	—
Other current assets	2,114,733	1,406,945	155,815	98,419	438,369	900,345	(3,521,678)	(566,122)	1,026,826	626,672	438,369
Other non-current assets	3,373,565	1,335,986	356,962	70,055	2,770,618	1,100,740	(4,709,551)	(1,230)	4,297,145	1,521,810	2,770,618
Investments in associates	348,523	—	—	12,113	41,930	11,862,366	(348,523)	(11,615,067)	301,342	259,412	41,930
Investments in joint ventures	—	—	—	—	—	8,447,799	—	—	8,447,799	8,447,799	—
Biological assets	880,668	—	—	—	—	—	(880,668)	—	—	—	—
Investment property	10,753,205	2,329,858	—	270,229	11,266,278	145,068	(13,083,063)	—	11,681,575	412,325	11,266,278
Intangible assets and goodwill	3,669,903	4,600,777	8,471,087	873,924	7,622,969	5,630	(8,270,680)	—	16,973,610	9,350,598	7,622,969
Loans, borrowings and debentures	(10,853,768)	(2,741,312)	(4,212,504)	(589,292)	(9,670,946)	(7,216,204)	13,595,080	—	(21,688,946)	(9,674,994)	(9,670,946)
Derivative financial instruments	(250,033)	(218,888)	—	(8,293)	—	(106,792)	468,921	—	(115,085)	(114,531)	—
Trade payables	(1,341,867)	(2,124,538)	(1,444,835)	(353,474)	(628,597)	(7,089)	3,466,405	—	(2,433,995)	(1,805,385)	(628,597)
Real estate credit certificates	—	—	—	—	(86,745)	—	—	—	(86,745)	—	(86,745)
Employee benefits payable	(356,155)	(94,158)	(59,059)	(34,125)	(166,864)	(31,032)	450,313	—	(291,080)	(124,017)	(166,864)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,442,679)	—	—	(1,442,679)	(1,442,679)	—
Leases	—	—	—	—	(944,138)	—	—	—	(944,138)	—	(944,138)
Other current liabilities	(1,412,872)	(1,387,037)	(358,430)	(237,302)	(778,049)	(1,237,815)	2,799,909	567,352	(2,044,244)	(1,449,477)	(778,049)
Other non-current liabilities	(1,345,322)	(4,392,359)	(1,782,718)	(212,710)	(5,938,422)	(1,663,907)	5,737,681	79,571	(9,518,186)	(3,630,926)	(5,938,422)

Total assets (net of liabilities) allocated by segment	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Total assets	27,632,368	16,079,899	12,396,635	2,136,731	26,237,349	27,036,215	(43,712,267)	(12,182,419)	55,624,511	28,539,273	26,237,349

Equity attributable to owners of the Company	12,073,314	4,888,966	3,688,494	701,535	2,211,005	15,330,321	(16,962,280)	(15,892,598)	6,038,757	9,446,669	2,211,005
Non-controlling interests	(963)	232,641	850,595	—	5,812,583	376	(231,678)	4,357,102	11,020,656	850,595	5,812,583

Total shareholders’ equity	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	March 31, 2018	March 31, 2017
Reported segment
Raízen Energia
Ethanol	2,423,694	1,530,562
Sugar	1,350,250	1,291,726
Gas	121,722	—
Cogeneration	108,995	41,098
Other	508,277	49,851

	4,512,938	2,913,237
Raízen Combustíveis
Fuels	19,494,972	17,698,154

	19,494,972	17,698,154
Comgás
Industrial	941,881	760,263
Residential	190,196	151,485
Cogeneration	58,675	47,723
Automotive	55,194	51,256
Commercial	81,550	67,679
Construction revenue	89,493	56,327
Other	13,887	11,533

	1,430,876	1,146,266
Moove
Finished goods	646,081	381,223
Basic oil	71,009	57,521
Services	7,482	7,953

	724,572	446,697
Logistics
Northern operations	1,053,358	914,200
Southern operations	288,153	237,100
Container operations	55,172	47,874

	1,396,683	1,199,174
Reconciliation
Cosan Corporate	400	179

IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(24,017,013)	(20,617,975)

Total	3,543,428	2,785,732

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2018	March 31, 2017
At a point in time
Fuels	22,040,388	19,228,716
Sugar	1,350,250	1,291,726
Gas distribution	1,327,496	1,078,406
Lubricants and basic oil	717,090	438,744
Cogeneration	108,995	41,098
Construction revenue	89,493	56,327
Other	522,564	61,563

	26,156,276	22,196,580
Over time
Transportation	59,896	60,544
Port Elevation	1,233,478	1,032,346
Other services	110,791	114,237

	1,404,165	1,207,127
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(24,017,013)	(20,617,975)

Total of net sales	3,543,428	2,785,732

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

6	Cash and cash equivalents

	March 31, 2018	December 31, 2017
Cash and bank deposits	262,523	53,525
Savings account	555,657	2,115,562
Financial investments	5,284,424	2,386,090

	6,102,604	4,555,177

Financial investments are composed as follows:

	March 31, 2018	December 31, 2017
Investment fund
Repurchase agreements	2,639,797	1,474,509
Bank certificate of deposits—CDB	384,364	377,605

	3,024,161	1,852,114
Bank investments
Repurchase agreements	45,255	160,124
Bank certificate of deposits—CDB	1,158,668	367,988
Other	1,056,340	5,864

	2,260,263	533,976

	5,284,424	2,386,090

7	Marketable securities and Restricted cash

Marketable securities

	March 31, 2018	December 31, 2017
Government security (i)	3,360,745	3,640,726
Bank certificate of deposits—CDB (ii)	188,308	212,617

	3,549,053	3,853,343

Restricted cash

	March 31, 2018	December 31, 2017
Investments linked to loans	69,666	93,251
Securities pledged as collateral	127,062	132,383

	196,728	225,634

(i)	Investments in government securities are carried out through exclusive investment funds. These bonds are remunerated at Selic and maturity between one and seven years, when asked to redeem the quotas for conversion into cash by the Company, the fund manager may trade them in an active secondary market with high liquidity.

(ii)	Bank certificates of deposits classified as held-for-trading have stated interest rates connected to CDI and mature in two to five years.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

8	Trade receivables

	March 31, 2018	December 31, 2017
Domestic—Brazilian Reais	1,458,669	1,388,837
Export—Foreign currency	44,871	54,635
Allowance for doubtful accounts	(130,434)	(121,052)

	1,373,106	1,322,420
Current	1,331,779	1,277,766

Non-current	41,327	44,654

9	Other current tax receivables

	March 31, 2018	December 31, 2017
ICMS—State VAT	496,996	477,160
ICMS CIAP—State VAT (i)	165,434	214,745
Credit installment	39,164	38,926
PIS—Revenue tax	83,778	73,214
COFINS—Revenue tax	302,258	278,512
Other	40,052	23,673

	1,127,682	1,106,230
Current	355,103	327,410

Non-Current	772,579	778,820

(i)	ICMS – Tax credit arising from acquisition of fixed assets.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

10	Related parties

a)	Receivables from and payables to related parties:

	March 31, 2018	December 31, 2017
Current Asset
Commercial operation
Raízen Energia S.A.	43,795	22,283
Aguassanta Participações S.A.	17	17
Raízen Combustíveis S.A.	15,131	6,094
Other	3,941	1,665

	62,884	30,059

Non-current assets
Commercial operations
Raízen Combustíveis S.A.	20,259	18,086
Receivables under the framework agreement
Janus Brasil Participações S.A	30,423	30,423
Raízen Energia S.A.	47,269	87,969

	77,692	118,392
Financial and corporation operations
Rezende Barbosa	27,744	31,444
Other	2,834	1,833

	30,578	33,277

	128,529	169,755

	March 31, 2018	December 31, 2017
Current liabilities
Corporate operations
Raízen Energia S.A.	207,643	198,198
Raízen Combustíveis S.A.	136,846	128,189
Other	2,208	1,876

	346,697	328,263

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	March 31, 2018	March 31, 2017
Sales of goods and services
Raízen Combustíveis S.A	38,570	35,817
Raízen Energia S.A.	77,858	77,739
Others	7,439	—

	123,867	113,556
Purchase of goods / Inputs
Raízen Energia S.A.	(14)	(14)
Raízen Combustíveis S.A.	(252,505)	(203,851)

	(252,519)	(203,865)
Shared expense
Raízen Energia S.A.	(18,525)	(17,135)
Financial result
Raízen Energia S.A.	2,051	284
Other	(59)	(204)

	1,992	80

c)	Officers’ and directors’ compensation

	March 31, 2018	March 31, 2017
Short-term benefits to officers and directors	16,149	25,558
Post-employment benefits	71	265
Other long-term benefits	35	130
Share-based payment transactions	12,404	2,845

	28,659	28,798

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

11	Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefits %
Tellus Brasil Participações S.A.	65,957,282	33,638,214	51.00%	5.00%
Novvi Limited Liability Company	620,002	200,000	32.26%	32.26%
Janus Brasil Participações S.A.	1,907,000	934,430	51.00%	5.00%
Radar Propriedades Agrícolas S.A	1,735,703	531,125	51.00%	3.00%
Radar II Propriedades Agrícolas S.A	81,440,221	24,920,708	51.00%	3.00%
Usina Santa Luiza S.A	28,553,200	9,516,782	33.33%	33.33%
	January 1, 2018	Interest in earnings (losses) of associates	Other comprehensive income	Dividends	Other	March 31, 2018	Interest in earnings (losses) of associates in March 31, 2017
Investments in associates
Tellus Brasil Participações S.A.	98,723	716	—	—	—	99,439	961
Novvi Limited Liability Company	11,756	(5,008)	(1)	—	—	6,747	(1,579)
Janus Brasil Participações S.A.	51,426	933	—	—	—	52,359	1,006
Radar Propriedades Agrícolas S.A	57,532	329	27	—	—	57,888	414
Radar II Propriedades Agrícolas S.A	31,126	245	6	—	—	31,377	279
Usina Santa Luiza S.A	4,389	(1,411)	—	—	—	2,978	—
Other	46,390	1,389	—	(2,601)	(96)	45,082	1,873

Total	301,342	(2,807)	32	(2,601)	(96)	295,870	2,954

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Shares issued by the associate	Shares held by non-controlling shareholders	Non-controlling interest
Cosan S.A.	407,904,353	170,101,721	41.70%
Cosan Logística S.A.	463,224,241	127,232,847	27.47%
Companhia de Gás de São Paulo—Comgás	130,038,279	26,171,755	20.13%
Rumo S.A.	1,559,015,898	1,088,431,798	69.82%
Logispot Armazéns Agrícolas S.A.	2,040,816	1,000,000	49.00%
	January 1, 2018	Interest in earnings (losses) of associates	Change of shareholding interest in subsidiary	Other comprehensive income (losses)	Dividends	New standards adopted by the Company—Note 3.2	Other	March 31, 2018	Interest in earnings (losses) of associates in March 31, 2017
Cosan S.A.	3,795,050	143,862	174	(6,457)	—	(2,121)	6,504	3,937,012	80,601
Cosan Logística S.A.	607,284	(4,460)	493	153	—	(77)	595	603,988	(19,584)
Companhia de Gás de São Paulo—Comgás	850,595	31,998	—	—	—	(1,280)	61	881,374	31,185
Rumo S.A.	5,732,763	(41,637)	—	1,399	(510)	(707)	1,230	5,692,538	(177,688)
Logispot Armazéns Agrícolas S.A.	34,588	162	—	—	—	—	—	34,750	(216)
Other	376	4,558	—	—	(450)	—	270	4,754	6,312

Total	11,020,656	134,483	667	(4,905)	(960)	(4,185)	8,660	11,154,416	(79,390)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

12	Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies. They are:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total

Shares issued by the joint venture	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50%	50%

Interest in earnings of joint ventures at March 31, 2017	99,589	156,108	255,697

January 1, 2018	3,185,988	5,261,811	8,447,799

Interest in earnings of joint ventures	180,906	116,751	297,657
Other comprehensive income	17,390	(14,147)	3,243
Interest on capital	(15,500)	—	(15,500)
Dividends	(246,513)	(104,911)	(351,424)

March 31, 2018	3,122,271	5,259,504	8,381,775

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable.” Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of U.S.$ 350,000 thousand, which was unused at March 31, 2018.

In November 2016, Cosan S.A. and Shell executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or Cosan S.A. upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) other. Moreover, Cosan S.A. and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor. As of March 31, 2018, the Company was in compliance with these events.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

13	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (ii)	Permanent railways (i)	Construction in progress	Other	Total
Cost
At January 1, 2018	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882
Additions	(10)	(15)	104	—	487,364	607	488,050
Disposals	—	(2,412)	(2,501)	—	(153)	(1,333)	(6,399)
Transfers	18,760	47,518	57,306	147,779	(280,974)	3,028	(6,583)

At March 31, 2018	1,088,845	919,489	6,150,504	5,283,895	1,192,339	342,878	14,977,950

Depreciation
At January 1, 2018	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)
Additions	(10,529)	(29,729)	(146,777)	(109,189)	—	(7,411)	(303,635)
Disposals	—	2,412	2,496	—	—	1,289	6,197
Transfers	103	—	—	—	—	1,569	1,672

At March 31, 2018	(307,925)	(371,463)	(1,389,932)	(1,058,966)	—	11,213	(3,117,073)

At January 1, 2018	772,596	530,252	4,849,944	4,186,339	986,102	356,342	11,681,575

At March 31, 2018	780,920	548,026	4,760,572	4,224,929	1,192,339	354,091	11,860,877

(i)	Leasehold improvements and finance leases included.

(ii)	On March 31, 2018, wagons and locomotives in the amount of R$ 745,203 (R$ 743,203 on December 31, 2017) were placed on bail to guarantee bank loans (Note 15).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

14	Intangible assets and goodwill

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost:
At January 1, 2018	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585
Additions	—	91,704	—	—	16,939	9,482	118,125
Disposals	—	(18,002)	—	—	(1,796)	(61)	(19,859)
Transfers	—	(86)	—	—	—	4,593	4,507
Business combination (i)	8,111	—	—	—	—	—	8,111

At March 31, 2018	859,996	17,506,883	435,624	252,474	1,004,530	440,962	20,500,469

Amortization
At January 1, 2018	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)
Additions	—	(119,296)	(2,935)	(5,707)	(26,714)	(15,110)	(169,762)
Disposals	—	12,892	—	—	1,503	61	14,456
Transfers	—	—	—	—	—	5	5

At March 31, 2018	—	(2,111,061)	(215,551)	(211,150)	(812,637)	(220,877)	(3,571,276)

At January 1, 2018	851,885	15,428,610	223,008	47,031	201,961	221,115	16,973,610

At March 31, 2018	859,996	15,395,822	220,073	41,324	191,893	220,085	16,929,193

(i)	On October 31, 2017, Cosan, through its indirect subsidiary Comma Oil (“Comma”), acquired full control of Stanbridge Group Limited. For the period ended March 31, 2018, the Company revalued the fair value of the transaction and generated an additional consideration in the amount of R$ 8,111. In addition, after had met the contractual conditions and reviewed the fair value of the transaction, the remaining balance and the additional consideration, in the amount of R$ 35,869, were settled in cash.

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended March 31, 2018, amounted to R$ 2,123 (R$ 2,136 for the period ended March 31, 2017). The weighted average interest rate used to capitalize borrowing costs on the balance of concession right, was 8.11% p.a. for the period ended March 31, 2018 (10.41% p.a. for the period ended March 31, 2017).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization—%	March 31, 2018	December 31, 2017
Gas distribution concession—Comgás (i)	Concession term	8,194,952	8,197,514
Concession rights—Rumo (ii)	Concession term	7,200,870	7,231,096

		15,395,822	15,428,610
Operating license for port terminal (iii)	4.00	220,073	223,008
Trademarks
Mobil	10.00	17,120	22,827
Comma	—	24,204	24,204

		41,324	47,031
Relationship with customers:
Comgás	20.00	162,115	174,458
Lubricants	6.00	29,778	27,503

		191,893	201,961
Other
Software license	20.00	164,424	167,520
Other		55,661	53,595

		220,085	221,115
Total		16,069,197	16,121,725

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte, which will be amortized until the end of the concession in 2079;

(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

15    Loans, borrowings and debentures

	Interest
Description (i)	Index at March 31, 2018	Annual interest	March 31, 2018	December 31, 2017	Maturity
Loan and borrowings
BNDES	URTJLP	8.58%	2,124,060	2,270,055	Jun-29
	Fixed	5.27%	1,228,146	1,281,416	Dec-24
	TJ462	9.62%	443,946	485,807	Oct-20
	Selic	8.32%	205,105	221,222	Oct-20
	Selic	8.49%	67,710	66,794	Jun-23
	TJLP	8.81%	120,107	120,573	Jun-23
	Selic	13.65%	3,879	4,075	Sep-20
	Fixed	3.78%	2,407	2,695	Jan-24
	IPCA	11.55%	2,922	2,840	Nov-21
EIB	U.S.$	3.88%	125,990	127,190	Jun-20
	U.S.$	2.94%	58,593	70,611	Sep-20
	U.S.$ + LIBOR	2.14%	138,038	138,778	May-21
	U.S.$ + LIBOR	2.91%	127,895	149,386	Sep-21
Foreign loans	GBP + Libor	3.77%	329,724	312,642	Dec-19
	GBP + Libor	2.09%	164,001	157,432	Nov-19
NCE	112% of CDI	7.18%	60,987	59,858	Dec-18
	126% of CDI	8.12%	504,296	—	Dec-23
	CDI + 3.50%	10.11%	295,295	294,968	Dec-18
	125% of CDI	8.05%	645,377	644,766	Dec-23
Perpetual Notes	U.S.$	8.25%	1,682,847	1,674,847	—
Resolution 4131	U.S.$	3.05%	132,990	68,305	Oct-20
	U.S.$ + Libor	4.79%	51,719	50,868	Nov-19
	U.S.$	2.40%	—	415,762	Mar-18
Senior Notes Due 2018	Fixed	9.50%	—	168,052	Mar-18
Senior Notes Due 2023	U.S.$	5.00%	326,725	339,665	Mar-23
Senior Notes Due 2027	U.S.$	7.00%	2,402,366	2,530,443	Jan-27
Senior Notes Due 2024	U.S.$	7.38%	2,448,631	2,570,622	Feb-24
Senior Notes Due 2024	U.S.$	5.95%	1,648,466	1,664,850	Sep-24
Senior Notes Due 2025	U.S.$	5.88%	1,654,187	—	Jan-25
FINEP	Fixed	5.00%	93,118	93,058	Nov-22
Trade banks	CDI + 4.91% p.a.	12.14%	36	98,117	Jun-19
	Fixed U.S.$	5.38%	88,753	95,040	Dec-21
Working capital	CDI + 2.80% p.a.	9.88%	—	391,693	Dec-18
	CDI + 2.95% p.a.	10.04%	—	286,463	Dec-18
	CDI + 0.31% p.m.	10.93%	—	1,117	Jan-18
	CDI + 0.33% p.m.	11.20%	—	3,345	Mar-18
	120% of CDI	7.72%	21,632	21,221	May-18
	120,85% of CDI	7.77%	10,641	10,440	Jul-18
	120,75% of CDI	7.77%	20,320	20,879	Jul-18
	122% of CDI	7.85%	15,112	—	Feb-19
Bank overdrafts	125,5% of CDI	8.03%	33	94	Aug-18
Prepayment	U.S.$+Libor	4.24%	9,998	10,039	Apr-18

			17,256,052	16,926,028

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description (i)	Index at March 31, 2018		Annual interest	March 31, 2018	December 31, 2017	Maturity
Debentures
Non-convertible debentures	CDI + 2.05	% p.a.	8.57%	152,370	152,573	Apr-18
	CDI + 3.50	% p.a.	10.11%	1,394,183	1,359,125	Jun-23
	IPCA + 5.10%		8.84%	370,251	363,894	Sep-18
	IPCA + 5.57%		9.33%	203,642	197,923	Sep-20
	IPCA + 7.14%		10.95%	301,508	293,312	Dec-20
	IPCA + 7.48%		11.31%	271,277	263,701	Dec-22
	IPCA + 7.36%		11.18%	89,399	86,927	Dec-25
	IPCA + 5.87%		9.64%	769,922	726,827	Dec-23
	IPCA + 4.33%		8.04%	405,033	396,328	Oct-24
	108	% of CDI	6.92%	167,906	171,515	Jul-18
	Fixed		13.13%	—	163,750	—
	128	% of CDI	8.25%	509,682	499,576	Dec-25
	CDI + 0.90%		7.35%	85,505	87,467	Sep-19

				4,720,678	4,762,918
Total				21,976,730	21,688,946

Current				2,616,958	3,903,392

Non-current				19,359,772	17,785,554

(i)	The Company’s debts with national and international development agencies have bank guarantees. Guarantees are contracted with first-tier banks guaranteeing the total amount of debt.

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	March 31, 2018	December 31, 2017
Reais (R$)	10,585,806	11,312,466
Dollar (U.S.$) (i)	10,897,198	9,906,406
Pound (GBP)	493,726	470,074

	21,976,730	21,688,946

(i)	At March 31, 2018, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 26).

Below are the movements that occurred for the period ended March 31, 2018.

At January 1, 2018	21,688,946

Raised	2,176,875
Payment	(2,265,518)
Interest, exchange rate and fair value	376,427

At March 31, 2018	21,976,730

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Resolution 4,131

On March 9, 2018, Moove, a wholly-owned subsidiary of the Company, obtained a loan from Bank of America Merril Lynch in the amount of U.S.$ 20,000 thousands with maturity on February 20, 2020 and interest at libor + 1.00%p.a.

Working Capital

On February 23, 2018, Cosan Biomassa, a wholly-owned subsidiary of the Company, obtained a loan in the amount of R$ 15,000 from Banco ABC with maturity on February 18, 2019 and a fixed interest rate of 122.00% of CDI.

Senior Notes 2025

On February 9, 2018, through its subsidiary, Rumo Luxembourg, the Company issued debt securities in the international market, Senior Notes due 2025 (“Notes 2025”) in the total amount of U.S.$ 500,000 thousands, with maturity in January 2025 and interest of 5.87% p.a, paid semi-annually. This debt is protected by exchange and interest rate swaps.

NCE Bradesco 2023

On January 26, 2018, through its subsidiary, Rumo Malha Norte SA, the Company raised funds from Banco Bradesco, through an Export Credit Note, in the total amount of R$ 500,000, due in December 2023 with interest of 126% of CDI, paid semi-annually.

Available credit line

➣	BNDES

As of March 31, 2018, the subsidiary Cosan Logística had available credit lines from BNDES, which were not used, in the total amount of R$ 94,217 (R$ 94,220 on December 31, 2017).

As of March 31, 2018, the subsidiary Cosan S.A had available credit lines, which were not used, in the total amount of R$ 279,000. (R$ 288,000 on December 31, 2017).

➣	Standy by facilities

As of March 31, 2018 and December 31,2017, the subsidiary Cosan S.A had available credit lines from three different Brazilian financial institutions, which were not used, in the total amount of R$ 501,000.

Financial Covenants

The Company is subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators. The Company evaluates the financial covenants as of December 31, 2018.

At March 31, 2018, the Company was in compliance with all debt financial covenants.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

16	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	March 31, 2018				December 31, 2017
	Less than one year	Between one and five years	More than five years	Total	Total

Future value of minimum payments lease payments	248,934	504,076	227,913	980,923	1,250,860
Rolling stock	222,978	424,172	150,141	797,291	1,060,759
Terminal	23,400	77,479	77,772	178,651	184,484
Other	2,556	2,425	—	4,981	5,617
Interests	(69,232)	(153,826)	(41,584)	(264,642)	(306,722)
Rolling stock	(55,868)	(119,789)	(27,329)	(202,986)	(241,509)
Terminal	(12,993)	(33,863)	(14,255)	(61,111)	(64,528)
Other	(371)	(174)	—	(545)	(685)

Present value of minimum lease payments	179,702	350,250	186,329	716,281	944,138

Current				179,702	261,344

Non-current				536,579	682,794

Below are the movements that occurred for the period ended March 31, 2018.

At January 1, 2018	944,138

Interest, exchange rate and fair value	78,239
Payment of principal	(262,602)
Payment of interest	(43,494)

At March 31, 2018	716,281

Operating leases

At March 31, 2018, the future minimum lease payments under non-cancellable leases are as follows:

	March 31, 2018				December 31, 2017
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Locomotives	565	976	—	1,541	1,695
Rail cars	7,457	25,433	4,474	37,364	38,449
Other	3,024	8,123	4,639	15,786	16,058

Total	11,046	34,532	9,113	54,691	56,202

The leases are recognized as expenses (Note 24) on a straight-line basis over the life of the respective agreement.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

17	Concessions payable

	March 31, 2018			December 31, 2017
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	34,946	29,308	64,254	65,550
Rumo Malha Paulista	28,075	3,324	31,399	48,139

	63,021	32,632	95,653	113,689
Court Discussion
Rumo Malha Paulista	1,574,245	16,087	1,590,332	1,535,470
Rumo Malha Oeste	1,237,934	75,821	1,313,755	1,284,175

	2,812,179	91,908	2,904,087	2,819,645

Total	2,875,200	124,540	2,999,740	2,933,334

Current			27,676	27,413

Non-current			2,972,064	2,905,921

Judicial deposits at March 31, 2018 concerning the above claims totaled:

	March 31, 2018	December 31, 2017
Rumo Paulista	119,806	119,806
Rumo Oeste	20,690	20,690

	140,496	140,496

The judicial deposits are recorded in the “regulatory” group, as described in note 21.

18	Trade payables

	March 31, 2018	December 31, 2017
Natural gas suppliers	1,637,466	1,563,930
Materials and service suppliers	995,820	1,162,496
Fuels and lubricants suppliers	1,223	1,814
Judicial deposits (i)	(294,976)	(294,976)
Other	16,456	731

	2,355,989	2,433,995

(i)	There are ongoing proceeding between Comgás and its gas supplier. The gas supplier is charging different prices comparing to the gas supply market. At March 31, 2018, the balance of the judicial discussion is R$ 1,159,721 (R$ 1,154,603 on December 31, 2017). The amount is secured by judicial deposit R$ 294,976 (R$ 294,976 on December 31, 2017) and the guaranteed value through surety is of R$ 864,745 (R$ 859,627 on December 31, 2017).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

19	Other taxes payable

	March 31, 2018	December 31, 2017
Tax amnesty and refinancing program—Refis	219,552	229,745
ICMS – State VAT	132,234	121,550
COFINS—Revenue tax	65,289	146,641
PIS—Revenue tax	7,969	31,563
INSS—Social security	6,563	7,697
ISS—Services tax	3,610	4,494
IOF—Financial tax	1,600	2,224
Other	23,056	36,601

	459,873	580,515
Current	301,685	418,878

Non-Current	158,188	161,637

20	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	March 31, 2018	March 31, 2017
Profit (loss) before taxes	323,838	(14,446)
Income tax and social contribution at nominal rate (34%)	(110,105)	4,912
Adjustments to reconcile nominal and effective tax rate
Interest in earnings of investees (non-taxable income)	100,249	87,941
Differences in tax rates on earnings / losses of overseas companies	(35,370)	(38,150)
Granted income tax incentive	4,830	3,965
Share-based payment transactions	(1,035)	(966)
Interest on shareholders’ equity	(5,270)	(5,780)
Non-deductible expenses (donations, gifts, etc.)	(1,211)	(6,671)
Tax losses not recorded (i)	(39,250)	(91,210)
Goodwill amortization effect	463	4,599
Tax effects of discounts granted —PERT	110	—
Other	3,538	(2,469)

Income tax and social contribution (expense)—current and deferred	(83,051)	(43,829)

Effective rate—%	25.65	(303.40)

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

	March 31, 2018	December 31, 2017
Assets credit of:
Income tax loss carry forwards	2,196,130	2,112,707
Social contribution tax loss carry forwards	803,795	772,304
Temporary differences
Foreign exchange—Loans and borrowings	562,101	548,568
Legal proceedings provision	397,714	365,997
Tax deductible goodwill	14,069	56,276
Impairment provision	242,320	250,236
Provisions for employee benefits	154,700	153,434
Allowance for doubtful accounts	27,248	25,991
Regulatory asset (liability)	63,888	65,318
Impairment of tax credit	64,366	61,324
Share-based payment transactions	398	291
Profit sharing	14,008	41,506
Interest on preferred shareholders payable in subsidiaries	225,396	218,599
Property, plant, equipment and intangible—useful life review	171,497	160,490
Contract disputes	87,139	86,482
Provisions	207,286	253,145
Other	(89,893)	(94,339)

Total	5,142,162	5,078,329
(-) Deferred taxes assets not recognized	(2,001,930)	(1,961,325)
Liabilities credit of:
Temporary differences
Business combination—Property, plant and equipment	101,354	110,149
Tax deductible goodwill	(384,739)	(369,044)
Lease	(280,613)	(277,091)
Concession contract	(8,197)	(8,681)
Unrealized gains on derivatives instruments	(54,497)	65,724
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,713,612)	(3,723,742)
Other	(68,112)	(45,513)

Total	(5,543,452)	(5,383,234)

Total of deferred taxes recorded	(2,403,220)	(2,266,230)

Deferred income tax—Assets	1,572,861	1,636,080

Deferred income tax—Liabilities	(3,976,081)	(3,902,310)

c)	Changes in deferred income taxes, net:

At January 1, 2018	(2,266,230)

Recorded through income	(135,436)
Tax loss carryforwards used to settle other tax installments	(4,107)
Other (i)	2,553

At March 31, 2018	(2,403,220)

(i)	Exchange variation effect due to the conversion of offshore investments.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

21	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Tax	478,526	501,247	424,523	371,703
Civil, regulatory and environmental	400,501	375,561	199,278	196,025
Labor	481,849	471,349	201,704	198,379

	1,360,876	1,348,157	825,505	766,107

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total

January 1, 2018	501,247	375,561	471,349	1,348,157
Accruals	316	24,807	22,271	47,394
Disposal / Reversals	(15,774)	(11,150)	(22,842)	(49,766)
Transfers	(8,906)	8,906	—	—
Indexation and interest charges (i)	1,643	2,377	11,071	15,091

March 31, 2018	478,526	400,501	481,849	1,360,876

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	March 31, 2018	December 31, 2017
Compensation with FINSOCIAL	281,870	280,158
State VAT—ICMS credits	100,156	99,423
INSS—Social security	65,799	65,149
PIS and COFINS	2,067	2,051
Federal income taxes	1,536	1,521
IPI—Excise tax credit—NT	683	678
Other	26,415	52,267

	478,526	501,247

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	March 31, 2018	December 31, 2017
ICMS—State VAT	2,602,476	2,652,709
Federal income taxes	2,812,177	2,766,174
IRRF—Withholding tax	922,882	914,545
PIS and COFINS—Revenue taxes	845,314	838,343
INSS—Social security and other	562,967	556,252
Goodwill Rumo	516,586	512,120
IPI—Excise tax credit—NT	512,027	523,121
Penalties related to tax positions	434,252	429,249
MP 470—Tax installments	292,288	290,389
Foreign financial operation	282,893	280,414
Compensation with IPI—IN 67/98	132,869	132,270
Stock option	66,336	65,776
Financial transactions tax on loan	51,647	51,330
Social security contributions	46,334	45,985
Compensation credit award	41,798	41,350
Other	935,155	902,698

	11,058,001	11,002,725

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which an unfavorable outcome is considered possible, are as follows:

	March 31, 2018	December 31, 2017

Civil	2,831,083	2,865,572
Labor	1,065,286	1,061,910
Regulatory	643,747	606,133
Environmental	396,272	378,462

	4,936,388	4,912,077

22	Shareholders’ equity

a)	Share capital

At March 31, 2018, Cosan Limited’s share capital is composed of the following:

	Class A and / or BDRs	%	Class B1 shares	%
Shareholders—Common shares
Controlling Group (i)	14,514,418	8.32	96,332,044	100.00
Renaissance Technologies LLC	10,575,499	6.07	—	—
M&G Investment Management Limited	8,111,631	4.65	—	—
Eastspring Investments (Singapore) Limited	4,250,300	2.44	—	—
Free Float	109,415,289	62.75	—	—

Total shares outstanding	146,867,137	84.23	96,332,044	100.00

Treasury shares	27,488,204	15.77	—	—
Total	174,355,341	100.00	96,332,044	100.00

(i)	The controlling group is composed by the following companies: (i) Queluz Holdings Limited, (ii) Usina Costa Pinto S.A. (iii) MSOR Participações S.A. and (iv) Usina Bom Jesus S.A. Açúcar e Álcool.

b)	Treasury shares

The Company holds 27,488,204 Class A treasury shares as of March 31, 2018 and December 31, 2017 with a market value of U.S.$ 10.39 per share as of March 31, 2018 (U.S.$ 9.70 per share as of December 31, 2017).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2017	Comprehensive (loss) income	March 31, 2018
Foreign currency translation effects	(372,343)	(23,847)	(396,190)
Gain on cash flow hedge in joint ventures and subsidiaries	14,610	3,317	17,927
Actuarial loss on defined benefit plan	(44,937)	(54)	(44,991)
Gain on share subscription of a subsidiary	15,000	—	15,000
Changes in fair value of available for sale securities	841	32	873

Total	(386,829)	(20,552)	(407,381)

Attributable to:
Owners of the Company	(394,212)	(15,647)	(409,859)
Non-controlling interests	7,383	(4,905)	2,478

	December 31, 2016	Comprehensive (loss) income	March 31, 2017

Foreign currency translation effects	(322,258)	14,437	(307,821)
Loss on cash flow hedge in joint ventures and subsidiaries	(190,001)	171,295	(18,706)
Actuarial loss on defined benefit plan	(29,017)	—	(29,017)
Gain on share subscription of subsidiary	6,000	9,000	15,000
Changes in fair value of available for sale securities	(2,618)	129	(2,489)

Total	(537,894)	194,861	(343,033)

Attributable to:
Owners of the Company	(480,454)	125,649	(354,805)
Non-controlling interests	(57,440)	69,212	11,772

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

23	Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	March 31, 2018		March 31, 2017
Profit attributable from continued operation to ordinary equity holders for basic earnings		106,304		21,115
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(558)		(665)
Dilutive effect of put option		—		(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		105,746		4,849

Basic number of shares outstanding—In thousands of shares		243,199		264,691
Effect of dilution:
Dilutive effect of stock option plan		13,212		—

Diluted number of shares outstanding—In thousands of shares		256,411		264,691

Basic earnings per share from:
Continuing operations	R$	0.4371	R$	0.0798
Diluted earnings per share from:
Continuing operations	R$	0.4124	R$	0.0183

The non-controlling interests of the indirect subsidiary Brado Logística S.A have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

For the three month period ended At March 31, 2018, 3,558,449 share options from indirect subsidiary Rumo S.A and 20,339,671 share options from indirect subsidiary Brado Logística S.A were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the three month period ended At March 31, 2018, 10,939,800 shares related to the share repurchase plan of subsidiary Cosan S.A have an antidilutive effect, so they were not considered in the diluted earnings per share analysis.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

24	Other income (expenses), net

	March 31, 2018	March 31, 2017
Income from sale of scrap / eventual income	12,947	—
Insurance reimbursement income	3,588	1,181
Rental income	—	1,495
(Loss) gain on disposal of non-current assets and intangibles	(770)	2,485
Net effect of legal proceedings, recoverable and tax installments	(31,398)	(17,065)
Other	(7,028)	(4,136)

	(22,661)	(16,040)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

25	Finance results

	March 31, 2018	March 31, 2017
Cost of gross debt
Interest on debt	(433,492)	(486,044)
Monetary and exchange rate variation	(56,561)	116,549
Derivatives and fair value measurement	56,443	(135,662)
Amortization of borrowing costs	(9,975)	(315)
Guarantees and warranties on debt	(35,662)	(46,375)

	(479,247)	(551,847)
Income from financial investment and exchange rate in cash and cash equivalents	117,346	149,186

	117,346	149,186

Cost of debt, net	(361,901)	(402,661)
Other charges and monetary variations
Interest on other receivables	47,013	43,698
Monetary variation on leases and concessions agreements	(45,231)	(73,128)
Monetary variation on leases	(52,319)	(34,246)
Bank charges and others	(22,963)	(25,656)
Advances on real state credits	(1,206)	(7,169)
Interest on contingencies and contracts	(27,044)	(17,943)
Interest on other liabilities	(36,212)	(99,218)
Interest on shareholders’ equity	722	—
Exchange variation	(21,539)	(2,069)

	(158,779)	(215,731)

(=) Finance results, net	(520,680)	(618,392)
Finance expense	(499,883)	(898,232)
Finance income	188,848	283,009
Exchange variation	(75,957)	118,889
Derivatives	(133,688)	(122,058)

Finance results, net	(520,680)	(618,392)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

26	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	March 31, 2018	December 31, 2017
Assets
Fair value through profit or loss
Investment funds	3,024,161	1,852,114
Marketable securities	3,549,053	3,853,343
Derivate financial instruments	1,009,445	1,162,213

	7,582,659	6,867,670
Amortized cost
Cash and cash equivalents	3,078,443	2,703,063
Trade receivables	1,373,106	1,322,420
Restricted cash	196,728	225,634
Receivables from related parties	191,413	199,814
Other financial assets	—	1,340,000
Dividends receivable	11,542	13,466

	4,851,232	5,804,397
Total	12,433,891	12,672,067

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2018	December 31, 2017
Liabilities
Amortized cost
Loans, borrowings and debentures	13,077,028	13,858,709
Leases	716,281	944,138
Real state credit certificates	59,514	86,745
Trade payables	2,355,989	2,433,995
Other financial liabilities	309,402	382,702
Payables to related parties	346,697	328,263
Dividends payable	157,640	191,478
Tax installments—REFIS	219,552	229,745
Trade payables—Corporate operation / Agreements	213,065	210,476
Preferred shareholders payable in subsidiaries	1,464,513	1,442,679

	18,919,681	20,108,930
Fair value through profit or loss
Loans, borrowings and debentures	8,899,702	7,830,237
Contingent consideration	53,653	116,542
Derivative financial instruments	91,582	115,085

	9,044,937	8,061,864
	27,964,618	28,170,794

During the period ended at March 31, 2018, there was no reclassification between the categories fair value through profit or loss and amortized cost.

Risk management structure

As at March 31, 2018 and December 31, 2017, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Exchange rate derivatives
Forward agreements	1,210,249	494,302	7,787	(457)
Interest rate and exchange rate risk
Swap agreements (interest rate)	4,131,485	2,446,369	424,337	330,712
Swap agreements (exchange and interest rate)	6,604,932	7,217,792	485,739	716,873

	10,736,417	9,664,161	910,076	1,047,585
Total financial instruments			917,863	1,047,128

Assets			1,009,445	1,162,213

Liabilities			(91,582)	(115,085)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

	March 31, 2018	December 31, 2017
Cash and cash equivalents(i)	6,102,604	4,555,177
Trade receivables(ii)	1,373,106	1,322,420
Derivative financial instruments(i)	1,009,445	1,162,213
Marketable securities (i)	3,549,053	3,853,343
Receivables from related parties (ii)	191,413	199,814
Dividends	11,542	13,466
Restricted cash (i)	196,728	225,634

	12,433,891	11,332,067

(i)	The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	March 31, 2018	December 31, 2017
AAA	3,919,202	3,499,345
AA	6,937,959	6,159,553
B	669	2,007
BB+	—	4,180

	10,857,830	9,665,085

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments.

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	March 31, 2018					December 31, 2017
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(4,323,931)	(3,255,470)	(9,633,985)	(14,818,454)	(32,031,840)	(31,554,560)
Trade payables	(2,355,989)	—	—	—	(2,355,989)	(2,433,995)
Other financial liabilities	(309,402)	—	—	—	(309,402)	(382,702)
Tax installments—REFIS	(66,261)	(26,113)	(38,467)	(103,946)	(234,787)	(244,957)
Leases	(289,249)	(196,390)	(347,535)	(261,351)	(1,094,525)	(1,443,470)
Derivative financial instruments	104,166	(62,665)	(535,316)	1,137,367	643,552	(110,909)
Real estate credits certificates	(63,389)	—	—	—	(63,389)	(92,844)
Payables to related parties	(346,697)	—	—	—	(346,697)	(328,263)
Dividends payable	(157,640)	—	—	—	(157,640)	(191,478)

	(7,808,392)	(3,540,638)	(10,555,303)	(14,046,384)	(35,950,717)	(36,783,178)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

a)	Foreign exchange risk

As at March 31, 2018 and December 31, 2017, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar:

	March 31, 2018	December 31, 2017
Cash and cash equivalents	2,542,960	782,103
Trade receivables	21,074	25,797
Trade payables	—	(13,230)
Loans, borrowings and debentures	(10,897,196)	(8,919,712)
Advances from clients	—	(6,310)
Contingent consideration	(17,449)	(64,213)
Payables to related parties	(213,065)	(210,497)
Derivative financial instruments (i)	7,363,739	7,323,116

Foreign exchange exposure, net	(1,199,937)	(1,082,946)

(i)	These balances are equivalent to the notional amount in U.S. Dollars converted to R$ at the Dollar rate of March 31, 2018 and December 31, 2017 respectively.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at March 31, 2018, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at March 31, 2018, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/U.S.$ by 25% and 50%. The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	March 31, 2018	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	3.3238	3.3100	4.1375	4.9650	2.4825	1.6550

The external source used by the company for market projections was a specialized consultant.

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	U.S.$ fluctuation	(8,749)	524,638	1,049,275	(524,638)	(1,049,275)
Trade receivables	U.S.$ fluctuation	(87)	5,246	10,494	(5,246)	(10,494)
Payables to related parties	U.S.$ fluctuation	885	(53,045)	(106,091)	53,045	106,091
Exchange rate derivatives (i)	U.S.$ fluctuation	65,910	2,485,371	4,970,744	(2,485,371)	(4,970,744)
Loans, borrowings and debentures	U.S.$ fluctuation	38,400	(2,302,583)	(4,605,166)	2,302,583	4,605,166
Contingent consideration	U.S.$ fluctuation	72	(4,343)	(8,688)	4,345	8,689

Impacts on profit or loss		96,431	655,284	1,310,568	(655,282)	(1,310,567)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b)	Interest rate risk

The Company monitories the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	March 31, 2018
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	315,168	78,793	157,584	(78,793)	(157,584)
Marketable securities	53,796	13,449	26,898	(13,449)	(26,898)
Restricted cash	12,295	3,074	6,148	(3,074)	(6,148)
Leases	(30,387)	(7,597)	(15,194)	7,597	15,194
Advances on real state credits	(3,434)	(858)	(1,717)	858	1,717
Interest rate derivatives(ii)	808,256	(1,132,704)	(2,110,497)	1,339,732	2,910,980
Loans, borrowings and debentures	(884,617)	(131,526)	(263,087)	131,526	263,087

Impacts on profit or loss	271,077	(1,177,369)	(2,199,865)	1,384,397	3,000,348

The probable scenario considers the estimated interest rate, made by a specialized third part and Banco Central do Brasil as follows:

	Probable	25%	50%	-25%	-50%
SELIC	6.25%	7.81%	9.38%	4.69%	3.13%
CDI	5.77%	7.21%	8.66%	4.33%	2.89%
TJ462	7.75%	9.44%	11.13%	6.06%	4.38%
TJLP	6.75%	8.44%	10.13%	5.06%	3.38%
IPCA	4.18%	5.23%	6.28%	3.14%	2.09%
FED FUNDS	2.25%	2.81%	3.38%	1.69%	1.13%

(i)	The external source used by the company for market projections was a specialized consultant.
(ii)	The probable scenario for derivative financial instruments represents the current mark-to-market balance.

Financial instruments fair value

The market value of the Senior Notes and Perpetual Notes are listed on the Luxembourg Stock Exchange (Note 15) is based on their quoted market price are as follows:

Loan	Company	March 31, 2018	December 31, 2017
Senior Notes Due 2018	Cosan S.A	—	100.37%
Senior Notes Due 2023	Cosan S.A	100.77%	101.54%
Senior Notes Due 2024	Rumo S.A	107.10	107.86%
Senior Notes Due 2025	Rumo S.A	99.13%	—
Senior Notes Due 2027	Cosan S.A	106.57%	108.14%
Senior Notes Due 2024	Cosan	101.66%	102,79%
Perpetual Notes	Cosan S.A	101.49%	102.83%

The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 15).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

			Assets and liabilities measured at fair value
	Carrying amount		March 31, 2018		December 31, 2017
	March 31, 2018	December 31, 2017	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	3,024,161	1,852,114	3,024,161	—	1,852,114	—
Marketable securities	3,549,053	3,853,343	3,549,053	—	3,853,343	—
Derivate financial instruments	1,009,445	1,162,213	1,009,445	—	1,162,213	—

Total	7,582,659	6,867,670	7,582,659	—	6,867,670	—

Liabilities
Loans, borrowings and debentures	(8,899,702)	(7,830,237)	(8,899,702)	—	(7,830,237)	—
Contingent consideration(i)	(53,653)	(116,542)	—	(53,653)	—	(116,542)
Derivative financial instruments	(91,582)	(115,085)	(91,582)	—	(115,085)	—

Total	(9,044,937)	(8,061,864)	(8,991,284)	(53,653)	(7,945,322)	(116,542)

(i)	The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At January 01, 2018	4,218,221	(146,524)	4,071,697
Interest amortization	(99,624)	43,211	(56,413)
Fair value	18,560	(100,464)	(81,904)

At March 31, 2018	4,137,157	(203,777)	3,933,380

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

27	Post-employment benefits

	March 31, 2018	December 31, 2017
Futura	45,486	44,431
Futura II	143	1,237
Comgás	444,551	439,791

	490,180	485,459

Pension plan

During the period ended March 31, 2018, the amount of sponsor contributions to the plans was R$ 8,673 (R$ 6,896 for the period ended March 31, 2017).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

28	Share-based payment

On March 31, 2018 the Company has two share-based payment plans: (i) Stock Option Plan which provides an option to executives to buy the shares of the Company and (ii) Stock Based Compensation Plan which provides to executives a grant of shares of the Company.

The plans have been administered by the Board of Directors of each Company, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

28.1	Stock option plan

a)	Cosan S.A (equity-settled)

The vesting period and the position of the outstanding options are as follows:

				Number of instruments on March 31, 2018
Share option programs	Expected life (years)	Interest rate -%	Expected volatility - %	Granted	Vested or cancelled option	Outstanding	Market price on grant date	Exercise price at March 31, 2018	Fair value at grant date - R$(i)
August 18, 2011 (A)	1 to 7	12.39	31.44	4,825,000	(4,460,000)	365,000	22.80	26.30	6.80
August 18, 2011 (B)	1 to 12	12.39	30.32	5,000,000	(2,500,000)	2,500,000	22.80	26.30	8.15
December 12, 2012 (C)	1 to 7	8.78	31.44	700,000	(420,000)	280,000	38.89	47.78	10.10
April 24, 2013	5 to 7	13.35	27.33	970,000	(110,000)	860,000	45.22	54.53	17.95
April 25, 2014	5 to 7	12.43	29.85	960,000	(70,000)	890,000	39.02	44.17	15.67
August 31, 2015	5 to 7	14.18	33.09	759,000	(85,000)	674,000	19.96	19.09	7.67

				13,214,000	(7,645,000)	5,569,000

(i)	The fair value measurement was performed on the Black-Scholes pricing model.

b)	Reconciliation of outstanding stock option

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted-average exercise price - R$
At January 1, 2018	6,146,000	32.28
Vested	(577,000)	25.91

At March 31, 2018	5,569,000	32.70

c)	Expenses recorded in income statement

For the period ended March 31, 2018, R$ 1,239 (R$ 1,493 on March 31, 2017) has been recognized as an expense related to the stock option plan.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

28.2 Stock-Grant Plan

28.2.1 Cosan Limited

28.2.1.1 Cash settled

a)	Reconciliation of outstanding shares

		Number of instruments on March 31, 2018
Stock grant program	Expected life (years)	Granted	Vested or cancelled	Outstanding	Market price on grant date U.S.$	Fair value at grant date—U.S.$
September 29, 2017	5	255,000	—	255,000	8.10	8.10

b)	Expenses recorded in income statement

For the period ended March 31, 2018 it was recorded an amount of R$ 467 (zero in 2017) on the general and administrative expenses.

28.2.1.2 Equity-settled

a)	Reconciliation of outstanding shares

		Number of instruments on March 31, 2018
Stock grant program	Expected life (years)	Granted	Vested	Outstanding	Market price on grant date U.S.$	Fair value at grant date—U.S.$
August 18, 2017	10	577,101	(577,101)	—	7.32	7.32

b)	Expenses recorded in income statement

For the period ended March 31, 2018 it was recorded an amount of R$ 8,312 (zero in 2017) on the general and administrative expenses.

28.2.2 Cosan S.A.

28.2.2.1 Equity-settled

a)	Reconciliation of outstanding shares

The vesting period and the position of the outstanding shares are as follows:

				Number of instruments on March 31, 2018
Stock grant program	Expected life (years)	Interest rate—%	Expected volatility—%	Granted	Exercisable or cancellation	Outstanding	Market price on grant date	Fair value at grant date—R$
April 27, 2017	5	15.00	32.75	274,000	(37,900)	236,100	32.11	32.11
July 31, 2017	5	15.00	33.70	298,107	(38,900)	259,207	36.06	36.06

				572,107	(76,800)	495,307

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The number and weighted-average exercise prices of shares under the stock grant plans were as follows:

Number of shares
At January 1, 2018	514,007
Vested	(1,994)
Cancelled	(16,706)

At March 31, 2018	495,307

b)	Expenses recorded in income statement

For the period ended March 31, 2018 it was recorded an amount of R$ 913 (zero in 2017) on the general and administrative expense.

28.2.3 Comgás

28.2.3.1 Equity-settled

a)	Reconciliation of outstanding shares

The vesting period and the position of the outstanding shares are as follows:

				Number of instruments on March 31, 2018
Stock grant program	Expected life (years)	Interest rate—%	Expected volatility—%	Granted	Exercisable	Outstanding	Market price on grant date	Fair value at grant date—R$(i)
April 20, 2017	5	12.16	27.20	61,300	—	61,300	47.80	37.29
December 08, 2017	5	10.09	30.00	97,780	—	97,780	54.25	36.37

				159,080	—	159,080

b)	Expenses recorded in income statement

For the period ended March 31, 2018, R$ 313 (zero in 2017) has been recognized as an expense related to this stock grant plan.

28.2.4 Cosan Logística.

28.2.4.1 Equity-settled

a)	Reconciliation of outstanding shares

The table below shows the data of the grants made by the Company:

				Number of instruments on March 31, 2018
Stock grant program	Expected life (years)	Interest rate—%	Expected volatility—%	Granted	Exercisable	Outstanding	Market price on grant date	Fair value at grant date—R$
2015 Plan	5	11.33	42.75	1,522,200	(161,600)	1,360,600	6.10	6.10
2016 Plan	5	11.33	42.75	1,466,900	(106,600)	1,360,300	6.10	6.10
2017 Plan	5	9.93	29.76	870,900	(9,750)	861,150	10.42	10.42

				3,860,000	(277,950)	3,582,050

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The number of shares and restricted shares of the Company’s programs are as follows:

Number of shares
At January 1, 2018	3,587,750
Vested	(428)
Cancelled	(5,272)

At March 31, 2018	3,582,050

b)	Expenses recorded in income statement

For the period ended March 31, 2018 it was recorded an amount of R$ 1,805 (R$ 1,352 for the period ended March 31, 2017) on the general and administrative expense.

29	Subsequent events

29.1	Distribution of dividends

On April 27, 2018, the Ordinary and Extraordinary General Meeting approved the distribution of the Company’s dividends in the total amount of R$ 69,352.

29.2	Distribution of dividends – Cosan S.A

On April 26, 2018, the Ordinary and Extraordinary General Meeting, of the subsidiary Cosan S.A, approved the distribution of mandatory minimum dividends in the amount of R$ 312,390 and the complementary dividends of R$ 137,610. The total amount of dividend approved was R$ 450,000.

29.3	Increase in share capital – Cosan S.A

On April 26, 2018, the Ordinary and Extraordinary General Meeting approved the increase of the Cosan S.A’s share capital in the amount of R$ 419,401, without the issuance of new shares, by converting part of the existing balance into the Capital Reserve account and into the Legal Reserve account.

29.4	Increase in share capital – COMGÁS

On April 25, 2018, the Ordinary and Extraordinary General Meeting approved the increase of the COMGÁS share capital in the amount of R$ 168,828, through the capitalization of the special goodwill reserve.

29.5	Discontinuation of the BDR program

On April 19, 2018, the Company submitted to the B3 a proposal relating to the discontinuation of its BDR program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). Once completed, we will take the requisite steps to complete our deregistration with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” and the delisting of our BDRs from the B3. The discontinuation of our BDR program is intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

29.6	Acquisition of Shell’s Downstream Business in Argentina

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Shell Argentina from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for the an amount of U.S.$950 million. The consideration to be paid assumes that Shell Argentina has no indebtedness and is subject to customary adjustments, including for variations in working capital and net debt, through to the closing date.

Shell Argentina operates a petroleum refinery and distributes fuel through a network of 645 petrol stations in Argentina. It is expected that following the closing of the transaction, Shell Argentina will enter into several agreements with Shell entities, on market terms, including a supply agreement for the import of hydrocarbons and a license to use certain Shell brands in Argentina.

The closing of the transaction is subject to certain customary closing conditions, including (i) a corporate reorganization of the target group of companies, which includes the carve-out of the upstream (exploration and production) business of Shell in Argentina, and (ii) regulatory approvals. It is expected that these conditions precedent will be fulfilled by the end of 2018.

29.7	Merge of subsidiaries

On April 20, 2018, the General Meeting approved the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. by “Rumo”, so that the merged companies will be extinguished and Rumo will succeed the merged ones. This transaction serves the interest of the parties and their shareholders, generating benefits to the parties by providing administrative efficiency and reducing operating costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2018.

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer